2008 ANNUAL REPORT

Quality is in our blood



SeraCare
LIFE SCIENCES

Letter from the CEO



Dear Shareholders,

In fiscal year 2008, SeraCare Life Sciences began to realize tangible benefits from the significant strategic initiatives we implemented to rebuild our organization and lay the foundation for future success. These efforts touched all aspects of our business from new product development to infrastructure upgrades to significant quality enhancements, all of which we believe will result in increased recognition for the Company and its stakeholders. As this year comes to a close, we believe the marked progress made in 2008 puts SeraCare in a strong position for 2009.

Fiscal 2008 and Recent Corporate Highlights

- Maintained consistent Diagnostic & Biopharmaceutical Products revenue compared with fiscal year 2007, despite the loss of $5.3 million of therapeutic grade human serum albumin sales due to a previously disclosed nonrenewal of a supply agreement
- Increased revenue from core products, which excludes therapeutic grade human serum albumin, by 20% or $5.3 million compared with the previous year
- Increased BioServices revenue by 14% or $1.7 million compared with the previous year
- Commenced trading on The NASDAQ Capital Market under the symbol SRLS
- Expanded the Company's product platform with the introduction of a genetic controls business line
- Made significant advances in support of the Company's EU growth plans, including obtaining CE marking on key product offerings and expanding ISO 9001:2000 and ISO 13485:2003 certifications to all SeraCare facilities
- Consolidated all Massachusetts operations into a new state-of-the-art manufacturing facility at the Company headquarters in Milford, MA

As we turn to fiscal year 2009, we look forward to building on the progress SeraCare made in 2008 while also expanding our growth opportunities with the introduction of new products to our genetic controls business line, expanded offerings to benchtop researchers and the introduction of several second-generation optimized infectious disease quality control products. We thank you for your continued support and look forward to communicating our successes with you throughout fiscal year 2009.

Sincerely,

Susan Vogt

Susan Vogt
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-34105

SeraCare Life Sciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**33-0056054** *(I.R.S. Employer Identification No.)*
37 Birch Street **Milford, Massachusetts** *(Address of principal executive offices)*	**01757** *(Zip Code)*

Registrant's telephone number, including area code:
(508) 244-6400

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common stock, $.001 Par Value Per Share *(Title of Class)*	**The NASDAQ Capital Market** *(Name of exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☑ No ☐

As of March 31, 2008, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $69,328,344 based on the closing market price of our common stock. The amount shown is based on the closing price of our common stock as reported on the Pink Sheets. There were 18,561,396 shares of our common stock outstanding on March 31, 2008.

As of December 1, 2008, there were 18,569,660 shares of our common stock outstanding.

Specified portions of the registrant's definitive Proxy Statement relating to the registrant's Annual Meeting of Stockholders to be held on February 11, 2009, which is to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended September 30, 2008 are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We caution you that this document contains disclosures that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about SeraCare Life Sciences, Inc. ("SeraCare" or the "Company"). All statements regarding our expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budget, projected costs or cost savings, capital expenditures, competitive positions, growth opportunities for existing products or products under development, plans and objectives of management for future operations and markets for stock are forward-looking statements. In addition, forward-looking statements include statements in which we use words such as "expect," "believe," "anticipate," "intend," or similar expressions. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct, and actual results may differ materially from those reflected in the forward-looking statements. Factors that could cause our actual results to differ from the expectations reflected in the forward-looking statements in this document include those set forth in "Risk Factors" in Item 1A. Many of these factors are beyond our ability to control or predict.

Item 1. *BUSINESS*

Overview of the Company

SeraCare serves the global life sciences industry by providing vital products and services to facilitate the discovery, development and production of human and animal diagnostics and therapeutics. The Company's innovative portfolio includes diagnostic controls, plasma-derived reagents and molecular biomarkers, biobanking and contract research services. SeraCare's quality systems, scientific expertise and state-of-the-art facilities support its customers in meeting the stringent requirements of the highly regulated life sciences industry.

The Company's business is divided into two segments: Diagnostic & Biopharmaceutical Products and BioServices. SeraCare's Diagnostic & Biopharmaceutical Products segment includes two types of products: controls and panels, which include the manufacture of products used for quality control of infectious disease testing in hospital and clinical testing labs and blood banks, and by *in vitro* diagnostic ("IVD") manufacturers; and reagents and bioprocessing products, which include the manufacture and supply of biological materials used in the research, development and manufacturing of human and animal diagnostics, therapeutics and vaccines. The BioServices segment includes biobanking, sample processing and testing services for research and clinical trials, and contract research services in molecular biology, virology, immunology and biochemistry.

Our customer base is diverse and operates in a highly regulated environment. SeraCare has built its reputation on providing a comprehensive portfolio of products and services and operating state-of-the-art facilities that incorporate the industry's highest quality standards. SeraCare's customers include IVD manufacturers; hospital-based, independent and public health labs; blood banks; government and regulatory agencies; and organizations involved in the discovery, development and commercial production of human and animal therapeutics and vaccines, including pharmaceutical and biotechnology companies, veterinary companies and academic and government research organizations.

Company History

SeraCare Life Sciences, Inc. (formerly a division of SeraCare, Inc.) was spun out as a separate company in September 2001 upon the acquisition of SeraCare, Inc. by Instituto Grifols, S.A. The Company has expanded its business through several asset acquisitions:

- Reagents and bioprocessing products of BioMedical Resources, Inc. and Simply Diagnostics, Inc. in 2003;

- Human clinical specimens and their accompanying medical information from Genomics Collaborative, Inc. ("GCI") in 2004, some assets of which were then sold in March 2007;
- Control and panel products as well as biobanking and contract research services of the BBI Diagnostics and BBI Biotech Research Laboratories divisions of Boston Biomedica, Inc. in 2004; and
- Diagnostic manufacturing facilities and some of the product lines in the areas of molecular diagnostic reagents, diagnostic intermediates and plasma substitutes of the Celliance division of Serologicals Corporation in 2006.

SeraCare filed for bankruptcy under Chapter 11 of the Bankruptcy Code in March 2006. In May 2007, the Company emerged from bankruptcy proceedings pursuant to a merger of SeraCare Life Sciences, Inc., a California corporation into SeraCare Reorganization Company, Inc. ("Reorganized SeraCare"), a Delaware corporation. Subsequently, Reorganized SeraCare changed its name to SeraCare Life Sciences, Inc.

Emergence from Bankruptcy

Since the March 2006 bankruptcy filing SeraCare has:

- Hired a new management team
- Appointed a new Board of Directors, which included one continuing Board member, all of which were re-elected at our last annual meeting;
- Reorganized operations, closed the California and Pennsylvania facilities and relocated those operations and the Company headquarters to Massachusetts (See Item 2 — "Properties");
- Raised $20.2 million through a Rights Offering (See Item 1 — "Business-Chapter 11 Reorganization");
- Secured a $10.0 million line of credit (See Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Debt");
- Become Sarbanes-Oxley compliant;
- Sold an unprofitable business line (See Item 1 — "Business-Discontinued Operations");
- Completed a rebranding strategy which reflects the new strategic and business direction of the Company and re-launched our corporate website which includes our on-line catalog (See Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations — Comparison of years ended September 30, 2007 and 2006 — Impairment of Assets");
- Commenced trading on NASDAQ on June 23, 2008 under the symbol SRLS (See Item 5 — "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities"); and
- Consolidated all of our Massachusetts operations into a 60,000 square-foot cutting-edge manufacturing and research facility in Milford, Massachusetts which houses all current manufacturing operations and our corporate headquarters (See Item 2 — "Properties").

Our Strategy

Our strategy is to leverage our competitive advantages and market position to continue to increase our revenue and profitability. Key elements of our strategy include:

- Repositioning SeraCare from being a distributor with low margins to a value added partner focusing on customers and products with higher margins;
- Accelerating growth through expansion opportunities in high growth/high value market segments organically and through acquisitions;
- Achieving operating income leverage through growth, cost reduction and operating efficiencies; and
- Re-shaping our portfolio to focus on differentiated products and services that create barriers to competition.

Industry Overview

The global life sciences industry develops, manufactures, markets and sells products that are used to support biological research, diagnose and treat diseases, and promote health in humans and animals. Scientists operating within the life sciences industry focus on: research to develop therapeutic agents to treat diseases and vaccines to prevent disease; testing to diagnose specific disease states, such as infectious or genetically-based diseases; and the manufacture of validated diagnostic and therapeutic products.

Life sciences research, development and manufacturing segments have experienced tremendous growth over the last four decades as part of the biotechnology revolution, new product introductions and increased spending on healthcare as a percentage of the gross national product. The emergence and global spread of new infectious diseases, including human immunodeficiency virus ("HIV"), hepatitis C virus ("HCV") and newly drug-resistant strains of older pathogens, has spurred development of new technologies to detect, diagnose and treat these infections. Trends that are expected to fuel continued growth in our markets include the continued expansion of aging populations, a move towards disease prevention and wellness promotion in healthcare, the emergence of 'personalized medicine', the need to streamline the drug development process and closer integration of diagnostics with pharmaceuticals.

Competitive Advantages

Historically SeraCare, through its component companies, has been involved in life sciences research, development and manufacturing. Currently, SeraCare is a manufacturer and supplier of products and services in the competitive life sciences industry. We compete with both private and public companies on multiple levels including breadth of product lines, technical expertise, state-of-the-art facilities, quality systems and reputation.

Our competitive advantages include:

- *Broad product portfolio.* SeraCare offers a comprehensive portfolio of biological materials and services for diagnostic and biopharmaceutical applications. The breadth of our product portfolio enhances our ability to establish and maintain relationships with both large and small companies. These relationships lead to additional opportunities to develop new products and provide scientific, manufacturing and biobanking services, and thus to position ourselves as the "one stop shop" for many of these companies' biological products and service needs.
- *Expertise and experience.* We continue to explore innovative solutions to meet the needs of evolving technology. SeraCare scientists developed and manufactured the first and for many years the only Food and Drug Administration ("FDA") licensed confirmatory test for HIV and produced the first commercially available seroconversion panels for HIV, hepatitis B virus ("HBV"), HCV and West Nile Virus ("WNV"). These panels are important tools for studying early infection and the human immune response. SeraCare's biobanking and repository services have set the standard in this expanding field. The Company continues to innovate, developing a new product line of genetic controls that include controls for diagnostic testing of warfarin sensitivity and controls for thrombophilia testing which were recently launched.
- *Extensive quality assurance programs.* Our customers often require vendor pre-approval and certification to purchase biological materials and often perform audits of vendor facilities with extensive review of quality documentation. SeraCare is a vendor-approved supplier to many large pharmaceutical and IVD companies, and these relationships provide access to sell additional products and services. To build on these relationships, SeraCare continues to develop and maintain its quality assurance programs. All of our facilities have International Organization for Standardization ("ISO") 13485 and 9001 certifications. SeraCare's manufacturing facilities operate under Food and Drug Administration's current Good Manufacturing Practices ("cGMP") and its research facilities operate under Good Laboratory Practices ("GLP").
- *Comprehensive manufacturing capabilities.* SeraCare has fully integrated its manufacturing capabilities, which allows us to control our processes from acquisition of raw materials to shipment of finished

products. Our fluid processing capabilities range from a few milliliters to hundreds of liters, all managed with the same attention to quality. In addition to our own branded products, the Company can rapidly manufacture customized products that meet a wide range of specifications. Customers purchase products and services from us instead of sourcing them internally largely because these products involve processing plasma or other biological fluids, or require complex manufacturing processes, unique or isolated facilities, specialized test requirements to meet specifications and enhanced quality control procedures. SeraCare can safely and efficiently manufacture high quality products that incorporate cultured cells or viruses, reduce infectivity, involve high volume processing of DNA samples or isolation of specific cells from human blood.

- *Extensive raw material sourcing capabilities and relationships.* Many products we develop and manufacture require raw materials such as human plasma or human tissue samples. We have established relationships with plasma center operators, blood banks, hospitals, clinical laboratories and physicians that facilitate continued access to these necessary biological materials. Through an innovative outreach program (idonateplasma.com), we recruit plasma donors who have rare antibodies or DNA variations to provide these plasma components for specialized products. SeraCare protects the privacy of its donors and adheres to all federal and local regulations.

Principal Business Segments

The Company's business is divided into two segments: Diagnostic & Biopharmaceutical Products and BioServices. SeraCare's Diagnostic & Biopharmaceutical Products segment includes two types of products: controls and panels, which include the manufacture of products used for quality control of infectious disease testing in hospital and clinical testing labs and blood banks, and by *in vitro* diagnostic ("IVD") manufacturers; and reagents and bioprocessing products, which include the manufacture and supply of biological materials used in the research, development and manufacturing of human and animal diagnostics, therapeutics and vaccines. The BioServices segment includes biobanking, sample processing and testing services for research and clinical trials, and contract research services in molecular biology, virology, immunology and biochemistry.

A summary of our revenue, earnings from operations and assets for our principal business segments is found in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations." A discussion of factors potentially affecting our operations is set forth in "Risk Factors" in Item 1A.

Diagnostic & Biopharmaceutical Products

We develop, manufacture and sell biological products essential for the development, manufacture and use of diagnostic tests and the discovery, development and production of pharmaceuticals and other commercial products. Customers depend on us for a reliable supply of products with exacting specifications that meet stringent FDA and other regulatory standards. Our products business has two primary product groups: controls and panels for clinical laboratories, blood banks and IVD manufacturers; and reagents and bioprocessing products for use in the discovery, development and manufacturing processes for drugs, vaccines and diagnostic tests.

Controls and Panels

Our diagnostic control and panel products are sold to hospital laboratories, independent clinical laboratories, public health laboratories, blood banks, IVD manufacturers and government regulatory and research agencies. Hospital, clinical and public health labs use our quality control products to ensure the accuracy of tests used to detect markers of disease or monitor infection rates. Our control and panel products make it possible for clinical labs testing for infectious diseases to evaluate tests and to independently monitor the quality and precision of test results. For blood banks and transplant centers, use of quality control products helps to ensure blood and organ safety. SeraCare controls and panels have led the market for quality control and evaluation of infectious disease test methods for over a decade and we are expanding this product line into the rapidly growing market for controls and panels for genetic and cancer marker tests.

Our control and panel products are also used for employee training and competency assessment programs. Laboratory testing for viruses that cause disease requires highly complex techniques that are frequently revised and improved. Laboratory regulations and good practice require that newly hired technicians must undergo training on test methods and existing personnel must undergo annual competency assessments on each laboratory test they perform. The Clinical Laboratories Improvement Act of 1988 ("CLIA"), for example, requires that laboratories maintain records of their employee training and competency assessment activities.

Controls (also called quality controls) are samples designed to be similar to patient samples and are provided to laboratories so that a known sample can be tested each time a diagnostic test is run. Control results are monitored over time to track test results and ensure their consistent performance. The use of controls with clinical lab tests is mandated by regulatory agencies in much of the developed world.

Panels are also designed to be similar to patient samples. Panels include a data sheet and a set of samples that are related in some way. For example, they may all be positive for the same marker of HCV or may all be from the same donor at different points in time in the progression of their infection. These panels have high and lasting value because the samples they contain are highly characterized and can be used to establish a consistent reference point. The same panel can be purchased repeatedly and used to build a record of improving test sensitivity and specificity over time as new methods are developed. IVD manufacturers, regulatory agencies and researchers use our panels to develop and evaluate new tests and look for new markers of disease.

We currently offer over 100 control and panel products for infectious diseases including HIV, hepatitis A, HBV, HCV, WNV, Chagas and HPV, that are widely used around the world. Most of our control products are sold under the ACCURUN brand name and our panel products are called seroconversion and performance panels.

Reagents and Bioprocessing Products

Our reagents and bioprocessing products are used by diagnostic, pharmaceutical and biotechnology companies and research organizations in industry and academia. These products make it possible for our customers to optimize consistency in the discovery, development and manufacturing of diagnostic tests, therapeutics and vaccines. SeraCare's products are integral components of product development from research through validated production processes filed with regulatory agencies in the U.S. and around the world. Products in this segment include: diagnostic intermediates; cell culture additives and media; therapeutic grade albumin; and purified viable human cells.

SeraCare's diagnostic intermediates are plasma-derived products used by manufacturers of diagnostic test kits in every stage of product life cycle, including research and development, pilot production, clinical trials, regulatory submission, full production and commercialization. These products include bovine serum albumin, human disease state plasma, normal human serum or plasma and BaseMatrix, SeraCon or MatriBase, which are clear, stable and economical substitutes for normal human plasma or serum. We also provide bovine serum albumin which can function as a carrier or stabilizer for other proteins in diagnostic test components. Other SeraCare human and animal sera products are used in clinical or veterinary laboratory tests as positive and negative controls. Critical raw materials such as diluents, plasma and blood or blood components from individuals with any of a number of specific diseases are a specialty of our diagnostic intermediates group. Our expertise in processing blood products yields consistent results and allows our manufacturing customers to concentrate on test method development and production and distribution of test kits.

Cell culture products are the media and media supplements that maintain viability of specific cells. Our cell culture products include sera, cell and tissue culture media and other reagents that are used for both research activities and pharmaceutical manufacturing processes. Our biological test components and purified human cells include materials used in the development and evaluation of biologics products, the characterization of chemical structures, the development of formulations for long-term solution stability and the validation of purification processes. Our cell culture products support the growth of cells used in the manufacture of large molecule therapeutics, including monoclonal antibodies and other proteins grown in bacteria, yeast or mammalian cells.

BioServices

Biobanking

SeraCare manages and stores approximately 19 million biological samples at our state-of-the-art facilities in Maryland pursuant to multi-year contracts with government agencies and private sector customers, who pay for these services on either a cost-plus, fixed price, or time and materials basis. We also provide research and clinical trial support services including assisting with collecting, cataloging, processing, transporting, cryopreservation, storing and tracking of samples collected during research studies and clinical trials. In addition, we provide technical support and training to collaborators and investigators on issues related to specimen processing and handling.

Contract Research

SeraCare provides a broad range of research support services to government and private sector clients, including method validation and optimization, preparation of information for FDA submissions and test kit production. Our virology services group performs viral cultivations, infectivity testing, *in vitro* characterization of anti-HIV drugs. Our immunology group provides services for the assessment of cell-mediated immunity, including enzyme-linked immunospot ("ELISpot"), apoptosis and complement fixation assays, and administers proficiency programs for network laboratories that perform similar types of assays. Our molecular biology group provides services in DNA and RNA isolations from blood and other clinical specimens, polymerase chain reaction amplifications, DNA cloning, gene mapping, sequencing, genotyping and linkage analysis. Our biochemistry group provides protein purification services and coagulation testing services. These services are usually conducted under contracts which range from a few months to multi-year commitments and are structured on a cost-plus, time and materials or fixed price basis.

Product Development

Our research scientists work closely with sales, marketing, manufacturing, quality, regulatory and finance personnel to identify and prioritize the development of new products and services specifically geared to customer needs and consistent with our business priorities. Product launch involves careful coordination among product development, manufacturing, quality assurance, and sales and marketing departments to ensure the final product is produced in accordance with specifications and meets customer requirements.

We are currently developing new products and services in the following areas: molecular controls for additional infectious agents and for genetic and oncology markers; additional cellular products, including isolation and preservation of T-cells, B-cells and monocytes; and extensions to our existing product lines and service capabilities. Our sourcing of plasma raw materials for use in these products is supplemented by our work in cell, viral and bacterial culture, Epstein Barr Virus transformations to provide reproducible source of genetic material, and synthetic and recombinant approaches to generate novel genetic materials that mimic natural products but can be produced with greater consistency, scalability and improved safety.

Suppliers

For the year ended September 30, 2008, approximately 45% of materials purchases were from three suppliers. While there are some materials that we obtain from a single supplier, we are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials are generally available from a number of suppliers. Our normal contract terms are FOB SeraCare's dock with payment terms of 30 – 45 days. Our agreement with Instituto Grifols S.A. ("Grifols") for the supply of therapeutic grade human serum albumin lapsed during fiscal 2006 and was not renewed although Grifols continued to supply us for certain customers through December 2007. We signed a contract in July 2007 with Octapharma USA, Inc. for the supply of therapeutic grade human serum albumin.

Sales and Distribution

We sell most of our products and services through our direct sales force, although we use distributors in approximately 50 countries to market and sell our products in international markets. These independent distributors may also market products of other companies, including some products that are competitive with our products. As of September 30, 2008, we employed 39 people worldwide in our sales, customer service and marketing organizations.

Our sales strategy is to employ technical sales representatives who have an extensive background in the life sciences industry. A thorough knowledge of biological techniques and an understanding of the research process allow our sales representatives to become advisors, acting in a consultative role with customers. Our use of skilled technical sales representatives also enables us to identify evolving market needs and new technologies that we can license and develop into new products.

Customers

Customers of our diagnostic control and panel products include hospital laboratories, independent clinical laboratories, public health laboratories, blood banks, IVD manufacturers and regulatory agencies that oversee the manufacture and use of such test kits. Customers of our reagents and bioprocessing products include diagnostic, pharmaceutical and biotechnology product developers and manufacturers as well as research laboratories affiliated with government, academia and private foundations. Customers of our services include government and academic institutions, IVD manufacturers and pharmaceutical and biotechnology companies.

For the year ended September 30, 2008, our top five customers accounted for 45% of our revenue and our largest two customers, National Institutes of Health ("NIH") and Roche Molecular Systems accounted for 18% and 12% of revenue, respectively. No other customer individually accounted for more than 6% of revenue in that period.

Discontinued Operations

On March 29, 2007, we sold some assets as well as the assumption of some limited liabilities of our Genomics Collaborative division to BioServe Biotechnologies Limited ("BioServe"). The Genomics Collaborative division was located in Cambridge, Massachusetts and involved the sale of human clinical specimens and their accompanying medical information for use in drug discovery. The consideration for this sale consisted of $2.0 million cash and a 7.5% royalty on BioServe's net sales related to the business of the Genomics Collaborative division for five years through March 29, 2012. As of September 30, 2008, the Company has not received any payments related to the royalties. The Company is actively pursuing collections of royalty amounts due but has not recorded a receivable due to collectibility concerns.

Domestic and Foreign Sales

One of the Company's principal marketing strategies has been to target international markets, including Europe, Asia, Canada and other parts of the world. Most of the Company's international order processing, invoicing, collection and customer service functions are handled directly from the Company's headquarters in Massachusetts. SeraCare believes demand for the Company's products in international markets is primarily driven by increased use of quality control products and the development, validation and use of new diagnostic tests. In fiscal 2008, 16% of SeraCare's revenue, or $7.7 million, was attributable to international sales, of which 73% was from sales to Europe, 17% was from sales to Asia, and 6% was from sales to Canada. In fiscal 2007 and 2006, 22% and 30%, respectively, of SeraCare's revenue were attributable to international sales. The 6% decrease in international sales from fiscal 2007 to fiscal 2008 is due to lower sales of therapeutic grade human serum albumin products as the Company switched suppliers in late 2007 as its previous supply agreement was not renewed. The 8% decrease in international sales from fiscal 2006 to fiscal 2007 is a result of the Company's decision to no longer sell certain products to a single large customer in Asia due to unacceptable profit margins on the business.

During the last three years, less than 5% of our assets have been located outside of the United States.

Licensing Arrangements

SeraCare has three non-exclusive licensing agreements with the NIH. These agreements provide SeraCare with access to certain NIH cell lines that are used in the manufacture of certain bulk, control or panel products. SeraCare has royalty obligations under each of these agreements. The Company owed approximately $0.1 million in total to the NIH under the three agreements on net sales generated during the fiscal year ended September 30, 2008.

SeraCare also has a non-exclusive licensing agreement with Millipore Corporation ("Millipore") under which Millipore pays for use of hybridoma cell lines that are proprietary to SeraCare. The cell lines generate monoclonal antibodies used in Millipore's products. Under the agreement, Millipore is obligated to pay SeraCare 30% of net sales generated by related products. The Company received approximately $0.1 million from Millipore under this agreement during the fiscal year ended September 30, 2008.

Intellectual Property

We rely on trade secrets, unpatented proprietary know-how and continuing technological innovation to preserve our competitive position. We rely primarily on know-how in many of our manufacturing processes and techniques not generally known to other life sciences companies for developing and maintaining our market position. We rely on trade secrets, employee and third-party nondisclosure agreements and other protective measures to protect our intellectual property rights pertaining to our products, technology and clinical research data.

We have trademarks registered in the United States and a number of other countries for use in connection with our products and business. We believe that many of our trademarks are generally recognized in our industry. Such trademarks include ACCURUN, BBI and SeraCare although as part of our rebranding strategy, we discontinued the use of the BBI trade name.

Regulatory Environment

Regulation of Health Care Industry

The health care industry is highly regulated, and state and federal health care laws and regulations are applicable to certain aspects of our business and that of our customers. For example, there are federal and state health care laws and regulations that apply to the operation of clinical laboratories, the provision of health care services by providers using our products and services, business relationships between health care providers and suppliers, the privacy and security of health information and the conduct of clinical research.

Regulation of Products

The design and manufacturing of many of our products is regulated by numerous third parties, including the FDA, foreign governments, independent standards auditors and our customers.

In the United States, IVD and biological products have long been subject to regulation by various federal and state agencies, primarily as to product safety, efficacy, manufacturing, advertising, labeling, import, export and safety reporting. The exercise of broad regulatory powers by the FDA through its Center for Devices and Radiological Health and its Center for Biological Evaluation and Research continues to result in increases in the amounts of testing and documentation for FDA clearance of current and new IVD and biologic products.

The FDA can ban certain IVD and biological products; detain or seize adulterated or misbranded IVD and biological products; order repair, replacement or refund of these products; and require notification of health professionals and others with regard to IVD and biological products that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Food, Drug and Cosmetic Act, the Safe Medical Device Act or the Public Health Service Act pertaining to IVD and biological products or initiate action for criminal prosecution of such violations.

SeraCare products sold in Europe for blood and diagnostic testing are CE Marked. CE Marking is a manufacturer's declaration that the product is in compliance with the essential health and safety requirements set out in European Directives. CE Marking allows the product to be legally placed on the market in the participating country and ensures a product's free movement within the European Union.

Regulation of Laboratory Operations

The Company operates a clinical laboratory at its Gaithersburg, Maryland facility. Clinical laboratories that perform laboratory testing (except for research purposes only) on human subjects are subject to regulation under CLIA. CLIA regulates clinical laboratories by requiring that the laboratory be certified by the federal government, licensed by the state and comply with various operational, personnel and quality requirements intended to ensure that clinical laboratory test results are accurate, reliable and timely. State law and regulations also apply to the operation of clinical laboratories. Although the Company does not engage in significant laboratory testing for purposes other than research, it maintains a CLIA certification at the Gaithersburg, Maryland facility and its laboratories are subject to regulation under state law.

Environmental

SeraCare is subject to a variety of federal, state and local environmental protection measures. SeraCare believes that its operations comply in all material respects with applicable environmental laws and regulations. SeraCare's compliance with these regulations did not have during the past year and is not expected to have a material effect upon its capital expenditures, cash flows, earnings or competitive position.

Occupational Safety and Health Administration (OSHA)

As with most operating companies, our manufacturing facilities must comply with both federal and state OSHA regulations. We maintain all required records. OSHA does inspect operating locations as it deems appropriate and generally does so without advance notice.

State Governments

Most states in which we operate have regulations that parallel federal regulations. Most states conduct periodic unannounced inspections and require licensing under such state's procedures.

Competitors

The segments of the life sciences industry in which we compete are highly fragmented. Within our product and service areas, we face varying levels of competition. In certain instances, we compete with large, well-capitalized life science companies, which have significant financial, operational, sales and marketing, and research and development resources. In other instances, our competition comes from small, independent companies that focus on particular niches within our segments. We compete primarily on quality, breadth of product line and service.

Diagnostic & Biopharmaceutical Products: Our primary competitors in the controls and panels business include Bio-Rad Laboratories, Inc., AcroMetrix and Zeptometrix Corporation. Within the reagents and bioprocessing products business, we compete with other companies, such as Millipore, Invitrogen Corporation, Thermo Fisher Scientific, Inc., Baxter Healthcare Corporation and Grifols S.A., that supply biologics to support the development and manufacture of diagnostic assays, biopharmaceutical products and vaccines, as well as with small private companies, which source human disease-state plasma.

BioServices: In our biobanking division, we compete with Thermo Fisher Scientific, Inc. and other companies that maintain biorepositories for commercial organizations, government and academic institutions as well as companies, government agencies and academic institutions that internally maintain their own repository for biological materials.

Employees

As of September 30, 2008, we employed 238 full-time and five part-time employees. None of our employees are represented by labor unions and we have not entered into any collective bargaining agreements.

Chapter 11 Reorganization

On December 14, 2005, the Company reported that it was unable, without unreasonable effort and expense, to file its annual report on Form 10-K for the fiscal year ended September 30, 2005 within the prescribed time period which triggered the notice of default and acceleration of debt from its senior secured lenders and the cross-default of another secured debt facility. The default was due to the violation of certain financial covenants and the failure to deliver annual audited financial statements on a timely basis. The Company was unable to reach an agreement with its senior lenders, Union Bank of California and Brown Brothers Harriman & Co., and was forced to seek bankruptcy protection to allow time to work out agreements with its secured and unsecured creditors under the supervision of the Bankruptcy Court.

On March 22, 2006, the Company filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (the "Bankruptcy Court"). Subsequently, the Bankruptcy Court allowed the Company to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and the orders of the Bankruptcy Court. The Company's stock was also delisted from the NASDAQ National Market effective March 22, 2006 because of the Company's failure to timely complete and file certain Securities and Exchange Commission ("SEC") reports.

The Company emerged from bankruptcy protection under the Joint Plan of Reorganization (the "Plan of Reorganization") which was confirmed by the Bankruptcy Court on February 21, 2007 and after each of the conditions precedent to the consummation was satisfied or waived, became effective May 17, 2007. The Plan of Reorganization allowed SeraCare to pay off all its creditors in full and exit bankruptcy under the ownership of its existing shareholders and provided for the settlement of SeraCare's alleged liabilities in a previously filed shareholders' class action lawsuit. Accordingly, each of the Revolving/Term Credit and Security Agreement between the Company, Union Bank of California and Brown Brothers Harriman & Co. and the Subordinated Note Agreement between the Company, Barry Plost, Bernard Kasten and Jacob Safier were terminated and the principal amount and interest outstanding under each agreement was paid off with the proceeds from the Rights Offering (as described below). All items under the Plan of Reorganization have been completed as of September 30, 2008.

In accordance with the Plan of Reorganization, a rights offering ("Rights Offering") was consummated on May 17, 2007. During January 2007, all existing shareholders were entitled to purchase their pro rata share of 4,250,000 newly issued shares of Reorganized SeraCare common stock at a price of $4.75 per share. In connection with the Plan of Reorganization, stockholders who were members of the Ad Hoc Equity Committee ("Ad Hoc Committee") committed to fully participate in the Rights Offering. The Ad Hoc Committee consisted of Harbinger Capital Partners Master Fund I Ltd., Harbinger Capital Partners Special Situations Fund L.P. (collectively, "Harbinger"), Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd. (collectively, "Black Horse Capital") and The Wolfson Group. In addition, certain members of the Ad Hoc Committee, as backstop purchasers, agreed to purchase unexercised subscription rights in accordance with the terms of the backstop commitment letters. Shareholders were required to elect to exercise their subscription rights and pay for newly issued Reorganized SeraCare common stock by January 31, 2007. Shareholders exercised 3,530,885 subscription rights, and, combined with the 719,115 unexercised subscription rights purchased by the backstop purchasers, proceeds of the Rights Offering for the Company totaled $20.2 million. Holders of 83% of the Company's shares participated in the Rights Offering.

Available Information

Our principal executive offices are located at 37 Birch Street, Milford, Massachusetts 01757 and our telephone number is (508) 244-6400. Our website address is www.seracare.com. The information contained on our website is not incorporated by reference into, and does not form any part of, this Annual Report on Form 10-K. We have included our website address as a factual reference and do not intend it to be an active link to our website. Our trademarks include ACCURUN, BBI and SeraCare. Other service marks, trademarks and tradenames appearing in this Annual Report on Form 10-K are the property of their respective owners.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, are available free of charge through the Investor Relations section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission.

Item 1A. *RISK FACTORS*

You should carefully consider the risks described below and other information in this annual report. Our business, financial condition, and operating results could be seriously harmed if any of these risks materialize. The trading price of our common stock may also decline due to any of these risks.

RISKS RELATED TO OUR BUSINESS

Quarterly revenue and operating results may fluctuate in future periods, and the Company may fail to meet investor expectations.

Our quarterly revenue and operating results have fluctuated significantly in the past and are likely to continue to do so in the future due to a number of factors, many of which are not within our control. If quarterly revenue or operating results fall below the expectations of investors, the price of our common stock could decline significantly. Factors that might cause quarterly fluctuations in revenue and operating results include the following:

- changes in demand for the Company's products and services, and the ability to obtain the required resources to satisfy customer demand on a cost-effective basis or even to attain the required resources at all;
- ability to develop, introduce, market and gain market acceptance of new products or services in a timely manner;
- ability to manage inventories, accounts receivable and cash flows;
- ability to control costs; and
- overall market conditions.

The amount of expenses incurred depends, in part, on expectation regarding future revenue. In addition, since many expenses are fixed in the short term, we cannot significantly reduce expenses if there is a decline in revenue to avoid losses.

Our operating results could deteriorate if we fail to maintain proper inventory levels.

Our ability to manage our inventories properly is an important factor in our operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales. Conversely, excess inventories can result in lower gross margins due to excessive reserves for obsolete products. Our products require incorporation of a wide range of materials which we typically buy in bulk prior to receiving customer orders for the full amount. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in inventory. This approach tends to increase the risk of obsolescence for products we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels which we have experienced, including the following:

- the need to maintain significant inventory of materials that are in limited supply;
- the unpredictable demand for products; and
- customer requests for quick delivery schedules.

The accumulation of excess or obsolete inventory may result in increased inventory reserves, which could adversely affect our business and financial condition.

We may need additional capital.

In order to conduct operations and remain competitive, we must make investments in research and development to fund new product initiatives, continue to upgrade our process technology and manufacturing capabilities, and actively seek out potential acquisition candidates. Although we believe that internal cash flows from operations, along with the existing capacity under our line of credit, will be sufficient to satisfy our working capital and normal operating requirements during the next fiscal year, we may not be able to fund our planned research and development, capital investment programs, and potential acquisitions without seeking additional capital.

Our ability to raise additional capital depends on a variety of factors, some of which may not be within our control, including investor perceptions of our management, our business, and the industries in which we operate. In June 2007, we entered into a $10.0 million senior secured credit facility with Merrill Lynch Capital, now GE Capital. As of September 30, 2008, we had not drawn down on the line of credit. As of the same date, we had $5.6 million available for borrowing at an interest rate of 6.45%. During November 2008, we utilized the line of credit. As of November 30, 2008, the balance outstanding under the line of credit was $2.3 million. Our ability to finance organic growth as well as future acquisitions under our senior credit facility will be subject to certain conditions as set forth in the credit agreement as well as the level of available borrowing at that time. Even if we are able to access our credit facility, we cannot assure you that our borrowing capacity under the credit facility, combined with cash generated from operations, will be sufficient to conduct operations. In such event, we may need to raise additional capital. If we raise additional capital through borrowings, we may become subject to restrictive covenants. If we raise money through the issuance of equity securities, your stock ownership will be diluted. Given the instability in the overall financial markets, our stock price has fluctuated and has been subject to volatility. As a result, a decline in the price of our common stock may adversely impact our ability to fund our operations through the issuance of equity securities. The issuance of additional equity securities by us following a decline in our stock price may result in a significant dilution of your stock ownership. Any inability to successfully raise needed capital on a timely or cost-effective basis could have a material adverse effect on our business, financial condition, and operating results.

Failure to obtain alternative financing to fund a financing shortfall created by a potential breach of our lender's funding commitment could negatively impact our growth strategy.

Our senior secured credit facility with GE Capital is one source of funding to conduct operations. The current turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or cease operations has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. Although we were funded in November 2008, there is no assurance that GE Capital will provide any future funding under the senior secured credit facility. If GE Capital were unable or unwilling to fulfill its lending commitment to us, we would be required to seek alternative funding sources in order to conduct operations. Alternative funding could result in higher interest rates, which would increase the total cost of conducting operations. However, there can be no assurance that alternative financial resources will be available promptly, on favorable terms or at all. Failure to obtain necessary funding could adversely affect our short-term liquidity and ability to make investment in research and development to fund new product initiatives, continue to upgrade our process technology and manufacturing capabilities, and actively seek out potential acquisition candidates and could adversely affect our business, financial condition and operating results.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

Our senior secured credit facility contains financial maintenance covenants, and we cannot assure that these covenants will always be met. To the extent we experience events of non-compliance with such covenants, which are not resolved, we would need to seek waivers or amendments from the lender under our senior secured credit facility or refinance such facility. Should an event of non-compliance occur, we will not be permitted to borrow under our credit facility until such time that a cure happens. If these events of non-compliance were to occur, and were not cured, an event of default would exist under our senior secured credit facility and would allow the lender to accelerate the payment of indebtedness outstanding. In light of the instability and uncertainty that currently exists within the financial and credit markets and the tightening of credit standards, we may not be able to obtain any such waivers or amendments or any such refinancing on acceptable terms. In addition, any such waivers, amendments or refinancing may involve terms which would have a further adverse effect on our future cash flows.

We depend on contracts with government agencies, which if terminated or reduced, would have a material adverse effect on our business.

A large percentage of our revenue is derived from sales to government agencies. Such government agencies may be subject to budget cuts, budgetary constraints or a reduction or discontinuation of funding. A significant reduction in funds available for government agencies to purchase professional services and related products would have a material adverse effect on our business, financial condition and results of operations.

We derive a substantial amount of our revenue from a limited number of customers.

Although we provide products and services to many customers, a significant portion of our revenue is generated from a few of our larger customers. For the fiscal year ended September 30, 2008, our top five customers accounted for 45% of our revenue from continuing operations. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers or the future demand for the products in the end-user marketplace. Our customer concentration exposes us to the risk of changes in the business condition of any of our major customers and to the risk that the loss of a major customer would materially adversely affect our results of operations. Our relationship with these customers is subject to change.

An interruption in the supply of diagnostic and therapeutic products at competitive prices that we purchase from third parties could cause a decline in our revenue.

We purchase certain raw materials, components, services and equipment used in the manufacturing of our products, and the loss of, or disruption to, any plant or supplier could adversely affect our ability to manufacture or sell many of our products from third parties. We may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative suppliers for some of these raw materials and components. Any or all of these suppliers could discontinue manufacturing or supplying these products and components, experience interruptions in their operations or raise their prices. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in production delays and increased costs and limit our ability to deliver products to our customers. Furthermore, if we are unable to identify alternative sources of supply, we would have to modify our products to use substitute components, which may cause delays in shipments, increased design and manufacturing costs, increased prices for our products and lost product revenue. In addition, we compete with large companies as well as smaller, independent plasma collection centers and brokers of plasma products for plasma source material and processing.

We may be unable to realize our growth strategy if we cannot identify suitable acquisition opportunities in the future or if we cannot integrate acquired businesses or technologies into our business.

As part of our business strategy, we expect to continue to grow our business through acquisitions of technologies or companies. We may not identify or complete complementary acquisitions in a timely manner, on a cost-effective basis, or at all. In addition, we compete with other companies, including large, well-funded competitors, to acquire suitable targets, and may not be able to acquire certain targets that we seek. There can be no assurance that we will be able to execute this component of our growth strategy, which may harm our business and hinder our future growth. To achieve desired growth rates as we become larger, we may seek larger and/or public companies as potential acquisition candidates. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. In addition, if we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used. Furthermore, for any such acquisition, we will incur significant legal, accounting and other expenses, including expenses associated with a change of control. If an acquisition was not completed for any reason, we will have incurred substantial expenses without realizing the anticipated benefits of the pending acquisition, including anticipated net reductions in costs and expenses and our stock price may decline to the extent that the current market price reflects a market assumption that the acquisition will be completed.

Although we expect to realize strategic, operational and financial benefits as a result of these acquisitions, we cannot predict whether and to what extent such benefits will be achieved. Working through integration issues is complex, time-consuming and expensive and could significantly disrupt our business. There are significant challenges to integrating the acquired operations into our business, including:

- successfully managing and assimilating the operations, facilities and technology of the acquired businesses;
- maintaining and increasing the customer base for the acquired products;
- demonstrating to customers and suppliers that the acquisitions will not result in adverse changes in service standards or business focus;
- minimizing the diversion of management attention from ongoing business concerns;
- maintaining employee morale and retaining key employees, integrating cultures and management structures and accurately forecasting employee benefit costs;
- consolidating our management information, inventory, accounting and other systems;
- our ability to assess accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
- the potential loss of key personnel of an acquired business;
- our ability to integrate acquired businesses and to achieve identified financial and operating synergies anticipated to result from an acquisition;
- increased pressure on our staff and on our operating systems; and
- unanticipated changes in business and economic conditions affecting an acquired business.

Our failure to successfully integrate and operate the acquired businesses, and to realize the anticipated benefits of these acquisitions, could adversely impact our operating performance and financial results.

Our success depends in large part upon the continued services of our senior executives and other key employees, including certain sales, consulting and technical personnel.

Our success depends on our ability to attract, retain and motivate the qualified personnel that will be essential to our current plans and future development. The competition for such personnel is substantial and we cannot assure you that we will successfully retain our key employees or attract and retain any required additional personnel. The loss of the services of any significant employee could have a material adverse effect on our business. In the past, employees have resigned from the Company and joined competitors or formed competing companies. The loss of such personnel and the resulting loss of existing or potential clients to any such competitor has had, and could continue to have, a material adverse effect on our business, financial condition and results of operations.

We may face additional expenses and cash funding needs pending the sale of our manufacturing facility in West Bridgewater, Massachusetts.

It may take months and possibly a year or longer to sell the West Bridgewater facility at a suitable price. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand that are beyond our control. We cannot predict whether we will be able to sell the property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of the property. In August 2009, the mortgage note on the building matures and the remaining principal of $1.9 million will become due. If we are unable to sell the property before August or refinance the mortgage note, it could have a significant adverse effect on our cash flow and results of operations.

Lack of early success with our pharmaceutical and biotechnology customers can shut us out of future business with those customers.

Many of the products we sell to the pharmaceutical and biotechnology customers are incorporated into the customers' drug manufacturing processes. In some cases, once a customer chooses a particular product for use in a diagnostic and therapeutic testing process or drug manufacturing process, it is less likely that the customer will later switch to a competing alternative. In many cases, the regulatory license for the product will specify the separation and cell culture supplement products qualified for use in the process. Obtaining the regulatory approvals needed for a change in the manufacturing process is time consuming, expensive and uncertain. Accordingly, if we fail to convince a diagnostic or therapeutic customer to choose our products early in its manufacturing design phase, we may permanently lose the opportunity to participate in the customer's production of such product. Because we face vigorous competition in this market from companies with substantial financial and technical resources, we run the risk that our competitors will win significant early business with a customer making it difficult for us to recover that opportunity.

Our profits will likely decline if we are unable to pass price increases on to customers or obtain necessary raw materials at their current prices.

Some of our customer contracts are firm, fixed price contracts, providing for a predetermined fixed price for the products that we make, regardless of the costs we incur. If we experience significant increases in the expense of producing products due to increased cost of materials, components, labor, capital equipment or other factors and are unable to pass through such increases to our customers, our profitability will likely decline. The cost of producing the Company's products and services is also sensitive to the price of energy. The selling prices of the Company's products and services have not always increased in response to raw material, energy or other cost increases and the Company is unable to determine to what extent, if any, it will be able to pass future cost increases through to its customers. The Company's inability to pass increased costs through to its customers could materially and adversely affect its financial condition or results of operations.

Our failure to improve our product offerings and develop and introduce new products may negatively impact our business.

Our future success depends on our ability to continue to improve our product offerings and develop and introduce new product lines and extensions that integrate new technological advances. If we are unable to integrate technological advances into our product offerings or to design, develop, manufacture and market new product lines and extensions successfully and in a timely manner, our operating results will be adversely affected. While we expect to continue to invest in research and development for all of our market segments, we cannot assure you that our product and process development efforts will be successful or that new products we introduce will achieve market acceptance.

We are subject to the risks associated with international sales.

International sales accounted for 16% of our revenue from continuing operations during the year ended September 30, 2008. We anticipate that international sales will continue to account for a significant percentage of our revenue. Risks associated with these sales include:

- political and economic instability;
- export controls;
- changes in legal and regulatory requirements;
- United States and foreign government policy changes affecting the markets for our products; and
- changes in tax laws and tariffs.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

We sell our products in certain international markets mainly through independent distributors. If a distributor fails to meet annual sales goals, it may be difficult and costly to locate an acceptable substitute distributor. If a change in our distributors becomes necessary, we may experience increased costs, as well as a substantial disruption in operations and a resulting loss of revenue.

Our financial condition could suffer if we experience unanticipated costs or enforcement action as a result of the Department of Justice investigation and other lawsuits.

The Company is still subject to an investigation by the Department of Justice that was initiated in the first half of 2006 while the Company was under prior management. The period of time necessary to resolve such investigation is uncertain and these matters could require significant management time and financial resources which could otherwise be devoted to the operation of our business. If we are subject to an adverse finding resulting from the investigation, we could be required to pay damages or penalties or have other remedies imposed upon us. In addition, considerable legal and accounting expenses related to this matter have been incurred to date and significant expenditures may continue to be incurred in the future.

If we fail to maintain adequate quality standards for our products and services, our business may be adversely affected and our reputation harmed.

Our customers are subject to rigorous quality standards in order to maintain their products and the manufacturing processes and testing methods that generate them. A failure to sustain the specified quality requirements, including the processing and testing functions performed by our products, could result in the loss of the applicable regulatory license. Delays or quality lapses in our customers' production lines could result in substantial economic losses to them and to us. For example, large production lots of plasma are expensive and a failure to properly categorize the disease state of plasma could result in the contamination of the entire lot, requiring its destruction. We also perform services that may be considered an extension of our customers' manufacturing and quality assurance processes, which also require the maintenance of prescribed levels of quality. Although we believe that our continued focus on quality throughout the Company adequately addresses these risks, there can be no assurance that we will not experience occasional or systemic quality lapses in our manufacturing and service operations. If we experience significant or prolonged quality problems, our business and reputation may be harmed, which may result in the loss of customers, our inability to participate in future customer product opportunities and reduced revenue and earnings.

Our principal shareholders may exert significant influence on us.

As of September 30, 2008, Harbinger, Ashford Capital Management Inc. ("Ashford Capital") and Black Horse Capital were beneficial owners of approximately 23%, 13% and 6%, respectively, of the

Company's common stock. Under the Plan of Reorganization, in May 2007, Harbinger appointed two members and Black Horse Capital appointed one member to the Company's Board of Directors. All of our initially appointed board members were reelected at our annual stockholders' meeting in February 2008. Therefore, Harbinger, Ashford Capital and Black Horse Capital have power to exert significant influence on our management and policies.

We heavily rely on air cargo carriers and other third party package delivery services, and a significant disruption in these services or significant increases in prices may disrupt our ability to import or export materials, increase our costs and lower our profitability.

We ship a significant portion of our products to our customers through independent package delivery companies. In addition, we transport materials among our facilities, including our facilities in Maryland, and import raw materials from worldwide sources. Consequently, we heavily rely on air cargo carriers and third party package delivery providers. If any of our key third party package delivery providers experiences a significant disruption such that any of our products, components or raw materials cannot be delivered in a timely fashion or such that we incur additional shipping costs that we could not pass on to our customers, our costs may increase and our relationships with certain of our customers may be adversely affected. In particular, our products are particularly sensitive to temperature and delays in shipping could damage the products. In addition, if our third party package delivery providers increase prices and we are not able to find comparable alternatives or make adjustments to our delivery network, our profitability could be adversely affected.

We have limited manufacturing capabilities, and if our manufacturing capabilities are insufficient to produce an adequate supply of products at appropriate quality levels, our growth could be limited and our business could be harmed.

We currently have limited resources and facilities for the commercial manufacturing of sufficient quantities of product to meet expected demand. We have focused significant effort on continual improvement programs in our manufacturing operations intended to improve quality, yields and throughput. Although we believe we have made progress in manufacturing to enable us to supply adequate amounts of product to support our commercialization efforts, there can be no assurances that supply will not be constrained going forward. If we are unable to manufacture a sufficient supply of our products, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

The cost of compliance or failure to comply with the Sarbanes-Oxley Act of 2002 may adversely affect our business.

As a public reporting company, we are subject to the provisions of the Sarbanes-Oxley Act of 2002, which may result in higher compliance costs and may adversely affect our financial results and our ability to attract and retain qualified members of our Board of Directors or qualified executive officers. The Sarbanes-Oxley Act affects corporate governance, securities disclosure, compliance practices, internal audits, disclosure controls and procedures, and financial reporting and accounting systems. Section 404 of the Sarbanes-Oxley Act, for example, requires a company subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its consolidated subsidiaries' internal controls over financial reporting. The failure to comply with Section 404 may result in investors losing confidence in the reliability of our financial statements (which may result in a decrease in the trading price of our common stock), prevent us from providing the required financial information in a timely manner (which could materially and adversely impact our business, our financial condition and the trading price of our common stock), prevent us from otherwise complying with the standards applicable to us as a public company and subject us to adverse regulatory consequences.

A disaster at our facilities could substantially impact our business.

Our business and operations depend on the extent to which our facilities and products are protected against damage from fire, earthquakes, power loss and similar events. Despite precautions we have taken, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders. For example, our two facilities in Maryland store approximately 19 million biological samples for our government and commercial customers, and such samples are irreplaceable. Additionally, our Milford facility is our primary manufacturing plant. Although we believe that our back-up power sources are sufficient in an emergency situation, an earthquake, fire, other disaster or continuous power outage at any of these locations would have a material adverse effect on our business, financial condition and results of operations. While we believe that our insurance coverage is comparable to those of similar companies in our industry, it does not cover terrorism or all natural disasters, in particular, floods.

Our inability to protect our intellectual property rights could prevent us from selling our products and hinder our financial performance.

The technology and designs underlying our products may not be fully protected by patent rights. Our future success is dependent primarily on non-patented trade secrets and on the innovative skills, technological expertise and management abilities of our employees. Our technology may not preclude or inhibit competitors from producing products that have identical performance as our products. In addition, we cannot guarantee that any protected trade secret could ultimately be proven valid if challenged. Any such challenge, with or without merit, could be time consuming to defend, result in costly litigation, divert the attention and resources of our management and, if successful, require us to pay monetary damages.

Product liability claims could have a material adverse effect on our reputation, business, results of operations and financial condition.

As a manufacturer and marketer of various diagnostic and therapeutic products, our results of operations are susceptible to adverse publicity regarding the performance, quality or safety of our products. Even though we believe that our current product liability insurance is sufficient at this time, product liability claims challenging performance, quality or safety of our products may result in a decline in sales for a particular product, which could adversely affect our results of operations. This could be true even if the claims themselves are proven not to be true or settled for immaterial amounts..

Foreign restrictions on importation and exportation of blood derivatives.

Concern over blood safety has led to movements in a number of European and other countries to restrict the importation and exportation of blood and blood derivatives, including antibodies collected outside the countries' borders or, in the case of certain European countries, outside Europe. To date, these efforts have not led to any meaningful restriction on the importation or exportation of blood or blood derivates and have not adversely affected our business. Such restrictions, however, continue to be debated, and there can be no assurance that such restrictions will not be imposed in the future. If imposed, such restrictions could have a material adverse effect on the demand for our products.

RISKS RELATED TO OUR INDUSTRY

Reduced demand due to economic downturn in overall market.

Our business is exposed to the risk that adverse economic conditions will reduce or defer the demand for research and development that utilize our products. The demand for our products may fluctuate based upon a variety of factors, including the business and financial condition of our customers and on economic and financial conditions, particularly as they affect the key sectors in which our customers operate. Economic downturns or unfavorable changes in the financial and credit markets could have an adverse effect on the operations, budgets and overall financial condition of our customers. As a result, our customers may reduce their overall spending on research and development, purchase fewer of our products by reducing the amount they use or using their existing inventory, lengthen sales cycles, or delay, defer or cancel purchases of our products. Furthermore, our customers may be less able to timely finance or pay for the products which they have purchased. We cannot predict the impact, timing, strength or duration of any economic slowdown or subsequent economic recovery, generally or in any specific industry, or of any disruptions in the financial and credit markets. If the challenges in the financial and credit markets or the downturn in the economy or the markets in which we operate persist or worsen from present levels, our business, financial condition and results of operations could be materially adversely affected.

The industries and market segments in which we operate are highly competitive, and we may not be able to compete effectively with larger companies with greater financial resources than we have.

The markets for our products and services are highly competitive and often lack significant barriers to entry, enabling new businesses to enter these markets relatively easily. Some of our competitors have greater financial resources than we do, making them better equipped to license technologies and intellectual property from third parties or to fund research and development, manufacturing and marketing efforts. Moreover, competitive conditions in many markets in which we operate restrict our ability to implement price increases to fully recover any higher costs of acquired goods and services resulting from inflation and other drivers of cost increases. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although we believe that we have certain technological and other advantages over our competitors, maintaining these advantages will require us to continue to invest in research and development, sales and marketing and customer service and support.

Competition for customers depends primarily on the ability to provide products or services of the quality and in the quantity required by customers. If we succeed in bringing one or more products to market, we will compete with many other companies that may have extensive and well-funded marketing and sales operations. Our failure to provide products of the quality and quantity demanded by our customers and successfully market new products could have a material adverse effect on our future business, financial condition and results of operation.

Certain of our disease state products are derived from donors with rare characteristics, resulting in increased competition for such donors. If we are unable to maintain and expand our donor base, this could have a material adverse effect on our future business, financial condition and results of operation.

We are subject to significant regulation by the government and other regulatory authorities.

Our business is heavily regulated in the United States and internationally. In addition to the FDA which regulates, among other matters, the testing, manufacturing, storage, labeling, export, and marketing of blood products and IVD products, various other federal, state and local regulations also apply and can be, in some cases, more restrictive. If we fail to comply with FDA or other regulatory requirements, we could be subjected to civil and criminal penalties, or even required to suspend or cease operations. Any such actions could severely curtail our sales to biologics companies. Failure of our plasma suppliers or customers to comply with FDA requirements could also adversely affect us. In addition, more restrictive laws, regulations or interpretations could be adopted, which could make compliance more difficult or expensive or otherwise adversely affect our business. We also invest significant resources in developing quality assurance programs, such as ISO certification.

We devote substantial resources to complying with laws and regulations; however, the possibility cannot be eliminated that interpretations of existing laws and regulations will result in findings that we have not complied with significant existing regulations. Such a finding could materially harm the business. Moreover, healthcare reform is continually under consideration by regulators, and the Company does not know how laws and regulations will change in the future.

Failure to comply with environmental, health and safety laws and regulations, including the federal Occupational Safety and Health Administration Act, may result in fines and penalties and loss of licensure, and have a material adverse effect upon the Company's business.

The Company is subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste as well as regulations relating to the safety and health of laboratory employees. All of the Company's laboratories are subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens, and we utilize outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens, such as HIV and HBV. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens.

Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal agencies, we cannot assure you that we will be able to continue to comply with all applicable standards or that violations will not occur. Failure to comply with federal, state and local laws and regulations could subject the Company to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on its business. In addition, compliance with future legislation could impose additional requirements on the Company which may be costly. In addition, we cannot provide assurance that more restrictive laws, rules and regulations or enforcement policies will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects.

Changes in demand for plasma-derived products and the availability of donated plasma could affect profitability.

A majority of our business depends on the availability of donated plasma. Only a small percentage of the population donates plasma and regulations intended to reduce the risk of introducing infectious diseases in the blood supply have decreased the pool of potential donors. If the level of donor participation declines, the Company may not be able to obtain adequate supply at a reasonable cost to maintain profitability in plasma-derived products.

We are subject to governmental reforms and the adequacy of reimbursement.

Our products and services are primarily intended to function within the structure of the healthcare financing and reimbursement system currently being used in the United States. In recent years, the healthcare industry has changed significantly in an effort to reduce costs. These changes include increased use of managed care, cuts in Medicare and Medicaid reimbursement levels, consolidation of pharmaceutical and medical-surgical supply distributors, and the development of large, sophisticated purchasing groups. We expect the healthcare industry to continue to change significantly in the future. Some of these changes, such as adverse changes in government funding of healthcare services, legislation or regulations governing the privacy of patient information, or the delivery or pricing of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to greatly reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services.

RISKS RELATED TO OUR STOCK

Our stock could be delisted if our stock price falls below $1.00.

Our Common Stock is traded on The NASDAQ Capital Market. Although we are currently in compliance with all applicable NASDAQ Capital Market requirements, if we fail to continue to meet all applicable NASDAQ Capital Market requirements, our stock could be delisted by The NASDAQ Capital Market. Under

NASDAQ rules, our stock price must remain at or above $1.00 per share price for continued listing under NASDAQ Marketplace Rule 4450(a). Given the current market conditions, NASDAQ has determined to suspend enforcement of the bid price of publicly held shares requirements for all listed companies through Friday, January 16, 2009, but there is no guarantee that such suspension will be extended. Delisting would adversely affect the market liquidity of our common stock and harm our business. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our stock price could be volatile.

The price of our common stock has fluctuated in the past and may be more volatile in the future. Factors such as the announcements of government regulation, new products or services introduced by the Company or by the competition, healthcare legislation, trends in health insurance, litigation, fluctuations in operating results and market conditions for healthcare stocks in general could have a significant impact on the future price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. The generally low volume of trading in our common stock makes it more vulnerable to rapid changes in price in response to market conditions.

We may issue preferred stock in the future.

We have authorized in our Certificate of Incorporation the issuance of up to 5,000,000 shares of preferred stock. Our Board of Directors may, without further action by our shareholders, issue preferred stock in one or more series. These terms may include voting rights, preferences as to dividends and liquidation and conversion and redemption rights. Although we have no present plans to issue shares of preferred stock or to create new series of preferred stock, if we do issue preferred stock, it could affect the rights, or even reduce the value, of our common stock.

Anti-takeover effects of certain charter and bylaw provisions.

Certain provisions of our Certificate of Incorporation and bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that might be considered in the best interests of our shareholders. These provisions, among other things:

- eliminate cumulative voting rights;
- authorize the issuance of "blank check" preferred stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors, without any vote or further action by our shareholders; and
- eliminate the right of shareholders to act by written consent.

Lack of dividend payments.

The Company intends to retain any future earnings for use in its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. The declaration and payment of any cash dividends in the future will depend on the Company's earnings, financial condition, capital needs and other factors deemed relevant by the Board of Directors. In addition, the Company's credit agreement prohibits the payment of dividends during the term of the agreement. The agreement terminates on June 4, 2010.

Our shareholders' ability to sell shares of the Company's stock may be limited.

Four of our shareholders, Harbinger, Ashford Capital, Black Horse Capital and T. Rowe Price Associates ("T. Rowe Price"), collectively, are owners of approximately 48% of our outstanding shares of common stock. Accordingly, we have a very limited number of shares in our public float, and as a result, there could be extreme fluctuations in the price of our common stock and the ability to buy and sell our shares could be impaired. If any or all of Harbinger, Ashford Capital, Black Horse Capital or T. Rowe Price were to liquidate their shares, the market price could decline significantly.

Additional risk factors

In addition to the foregoing risk factors, our business, financial condition, and operating results could be seriously harmed by additional factors, including but not limited to the following:

- our ability to maintain favorable supplier agreements and relationships with major customers and suppliers;
- the loss of any significant customers or reduced orders from significant customers;
- our ability to maintain and expand our customer base;
- increased competition for donors, which may affect our ability to attract and retain qualified donors;
- our ability to meet future customer demand for plasma products; and
- changes in industry trends, customer specifications and demand, market demand in general and potential foreign restrictions of the importation of our products.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Until July 2006, the Company was headquartered in Oceanside, California, and was operating out of seven facilities located in Oceanside, California; West Bridgewater, Massachusetts; Milford, Massachusetts; Cambridge, Massachusetts; Frederick, Maryland; Gaithersburg, Maryland; and Hatboro, Pennsylvania. Since then, the Company has closed the Hatboro, Pennsylvania facility (July 2006), Oceanside, California facility (August 2006) and Cambridge, Massachusetts facility (January 2007), reducing the number of facilities to four. The Company paid a termination fee of $0.3 million to cancel the Cambridge, Massachusetts lease.

On October 1, 2007, the Company entered into a lease agreement with Birchwood Fortune — SPVEF, LLC, pursuant to which the Company is leasing an additional 23,000 square feet for a total of approximately 60,000 rentable square feet in three buildings in a business park in Milford, Massachusetts. The initial term of the lease agreement is approximately ten years, which may be extended by the Company for three successive extension terms of five years each, subject to certain conditions set forth in the lease agreement. The new campus expands upon space currently occupied by the Company at the Milford site. Renovations on the buildings in the new Milford facility began in early October 2007. During 2008, the Company moved from its West Bridgewater facility to its Milford facility. As a result, the Company began marketing the West Bridgewater facility and land for sale. Our principal facilities as of September 30, 2008 are listed below:

Location	Facility Use	Industry Segment	Owned or Leased	Approximate Floor Space in Sq. Ft.
Frederick, MD	Repository	BioServices	Leased	65,000
Milford, MA.......	Manufacturing, warehouse and office	Diagnostic & Biopharmaceutical Products	Leased	60,000
Gaithersburg, MD ...	Manufacturing, repository, laboratory and office	BioServices	Leased	36,000
West Bridgewater, MA...........	Held for Sale	Diagnostic & Biopharmaceutical Products	Owned	32,000

Item 3. *LEGAL PROCEEDINGS*

Department of Justice/Securities and Exchange Commission

In the first half of 2006 while the Company was under prior management, the Company and certain former officers and directors were served with grand jury subpoenas by the U.S. Attorney's Office for the Southern District of California requesting the production of certain documents. At about the same time, the Company learned that the staff of the Securities and Exchange ("SEC"), Division of Enforcement was also conducting an investigation focused on the Company's financial statements filed with the SEC prior to September 30, 2005, the accounting documentation related to these financial statements and the ability of the Company's auditors to rely on representations of the Company's former management. In September 2008, the SEC notified the Company that the SEC completed its investigation of the Company and does not intend to recommend any enforcement action against the Company. The Company is cooperating fully with the requests of the U.S. Attorney's Office.

CTL Analyzers, LLC

In July 2006, CTL Analyzers, LLC ("CTL"), a medical technology company that makes devices to measure cellular immune responses, asserted a claim for breach of contract under the Company's Plan of Reorganization in the Bankruptcy Court. During June 2008, the Company and CTL reached a settlement of approximately $0.1 million, which was paid in July 2008. The settlement did not have a material impact on the Company's financial statements

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders during the fourth quarter of the year ended September 30, 2008.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Since June 23, 2008, SeraCare's common stock has traded on The NASDAQ Capital Market under the symbol "SRLS". Our stock previously traded on the NASDAQ National Market until March 22, 2006, after which it traded on the Pink Sheets until June 20, 2008, the last trading day prior to our relisting on NASDAQ. The price range per share of common stock presented below for the years ended September 30, 2008 and September 30, 2007 by quarter represents the highest and lowest closing prices for our common stock on the NASDAQ National Market prior to March 22, 2006, on the Pink Sheets from March 22, 2006 to June 20, 2008 and on the NASDAQ Capital Market thereafter. Pink Sheet quotes represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

2008 Quarter Ended	High	Low
September 30, 2008	$5.19	$2.30
June 30, 2008	$4.90	$3.85
March 31, 2008	$6.00	$4.05
December 31, 2007	$6.35	$5.30
2007 Quarter Ended	**High**	**Low**
September 30, 2007	$7.00	$5.00
June 30, 2007	$7.55	$6.31
March 31, 2007	$7.00	$5.50
December 31, 2006	$6.80	$5.80

Holders

As of September 30, 2008 there were 18,565,580 shares of our common stock outstanding and 192 holders of record of our common stock. The closing price of our stock on September 30, 2008 was $2.99 per share.

Dividends

Our Board of Directors has no current plans to pay cash dividends. Our credit agreement with GE Capital currently limits our ability to declare or pay any dividends or other distributions on any shares of our capital stock other than dividends payable solely in shares of our capital stock. Future dividend policy will depend on our earnings, capital requirements, financial condition, contractual restrictions contained in our loan agreements and other agreements and other factors considered relevant by our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides certain aggregate information with respect to the Company's Amended and Restated 2001 Stock Incentive Plan (the "Plan") and commitments pursuant to Susan L.N. Vogt's and Gregory A. Gould's employment agreements each as of September 30, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders:			
Amended and Restated 2001 Stock Incentive Plan	962,000	$7.97	618,676
Equity compensation not pursuant to the Plan	700,000(1)	$5.93	N/A
Total	1,662,000	$7.11	

(1) 450,000 options were issued to Ms. Vogt on August 25, 2006 at an exercise price of $6.00 per share and 250,000 options were issued to Mr. Gould on October 3, 2006 at an exercise price of $5.80 per share.

Stock Performance Graph

The following graph shows the cumulative total stockholder return on our common stock over the period from September 30, 2003 to September 30, 2008, as compared with that of The NASDAQ Composite Index and The NASDAQ Biotechnology Index, based on an initial investment of $100 in each on September 30, 2003. Total stockholder return is measured by dividing share price change plus dividends, if any, for each period by the share price at the beginning of the respective period, and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among SeraCare Life Sciences, Inc., The NASDAQ Composite Index and The NASDAQ Biotechnology Index


$300
$250
$200
$150
$100
$50
$0
9/03
9/04
9/05
9/06
9/07
9/08
SeraCare Life Sciences, Inc.
NASDAQ Composite
NASDAQ Biotechnology

* $100 Invested on 9/30/03 in stock or index-including reinvestment of dividends.

	September 30,					
	2003	2004	2005	2006	2007	2008
SeraCare Life Sciences, Inc.	100.00	182.48	259.27	84.67	83.94	43.65
NASDAQ Composite	100.00	107.74	123.03	131.60	158.88	119.05
NASDAQ Biotechnology	100.00	103.64	125.03	125.78	137.54	132.36

Recent Sales of Unregistered Securities

There have been no shares of common stock issued, or options granted, by us since October 1, 2007 that were not registered under the Securities Act of 1933 (the "Securities Act") and not previously reported in current reports on Forms 10-Q or 8-K. We registered 4,574,275 previously issued shares of common stock on a Registration Statement on Form S-1 (Registration No. 333-151773). We have not received any proceeds from the offering or sale of any shares registered on such registration statement, and will not receive any proceeds if any of those shares are sold by the selling stockholders listed in the S-1.

Item 6. *SELECTED FINANCIAL DATA*

The following table sets forth our selected financial data and has been derived from our audited financial statements for the five years ended September 30, 2008. The information below should be read in conjunction with our audited financial statements (and notes thereon) and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included below in Item 7.

	Year Ended September 30,				
	2008	2007	2006	2005	2004
	In thousands, except for per share data				
STATEMENT OF OPERATIONS DATA:					
Revenue	$ 48,967	$ 47,304	$ 49,176	$ 50,300	$28,441
Cost of revenue	33,945	33,930	32,552	50,784	17,701
Gross profit (loss)	15,022	13,374	16,624	(484)	10,740
Research and development expense	1,776	566	496	410	—
Selling, general and administrative expenses	16,119	14,527	13,308	11,958	5,097
Impairment of assets	7,987	5,220	—	—	—
Reorganization items	1,314	5,224	9,408	—	—
Operating (loss) income	(12,174)	(12,163)	(6,588)	(12,852)	5,643
Interest expense	(386)	(697)	(2,114)	(1,762)	(250)
Interest expense to related parties	—	(313)	(493)	(490)	(23)
Other income (expense), net	221	194	286	(96)	26
(Loss) income before income taxes	(12,339)	(12,979)	(8,909)	(15,200)	5,396
Income tax (benefit) expense	(376)	76	(31)	(513)	1,241
Net (loss) income from continuing operations	(11,963)	(13,055)	(8,878)	(14,687)	4,155
Loss from discontinued operations, net of income tax	—	(110)	(15,400)	(6,410)	—
Net (loss) income	$(11,963)	$(13,165)	$(24,278)	$(21,097)	$ 4,155
(LOSS) INCOME PER COMMON SHARE:					
Basic net (loss) income per common share:					
Continuing operations	$ (0.64)	$ (0.82)	$ (0.64)	$ (1.32)	$ 0.51
Discontinued operations	—	(0.01)	(1.10)	(0.58)	—
Net (loss) income	$ (0.64)	$ (0.83)	$ (1.74)	$ (1.90)	$ 0.51
Diluted net (loss) income per common share:					
Continuing operations	$ (0.64)	$ (0.82)	$ (0.64)	$ (1.32)	$ 0.45
Discontinued operations	—	(0.01)	(1.10)	(0.58)	—
Net (loss) income	$ (0.64)	$ (0.83)	$ (1.74)	$ (1.90)	$ 0.45

	As of September 30,				
	2008	2007	2006	2005	2004
	In thousands				
SELECTED BALANCE SHEET DATA:					
Working capital	$14,330	$20,084	$ 7,777	$30,978	$23,923
Total assets	$51,097	$58,440	$71,108	$96,112	$89,128
Long-term obligations(1)	$ 61	$ 2,111	$ 5,718	$17,865	$25,967
Stockholders' equity	$40,410	$50,524	$41,566	$64,586	$45,764

(1) Includes debt, notes payable to related parties and capital leases.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the financial statements, related notes and other financial information included elsewhere in this Annual Report on Form 10-K.

Business Overview

SeraCare serves the global life sciences industry by providing vital products and services to facilitate the discovery, development and production of human and animal diagnostics and therapeutics. The Company's innovative portfolio includes diagnostic controls, plasma-derived reagents and molecular biomarkers and biobanking and contract research services. SeraCare's quality systems, scientific expertise and state-of-the-art facilities support its customers in meeting the stringent requirements of the highly regulated life sciences industry.

The Company's business is divided into two segments: Diagnostic & Biopharmaceutical Products and BioServices. SeraCare's Diagnostic & Biopharmaceutical Products segment includes two types of products: controls and panels, which include the manufacture of products used for quality control of infectious disease testing in hospital and clinical testing labs and blood banks, and by IVD manufacturers; and reagents and bioprocessing products, which include the manufacture and supply of biological materials used in the research, development and manufacturing of human and animal diagnostics, therapeutics and vaccines. The BioServices segment includes biobanking, sample processing and testing services for research and clinical trials, and contract research services in molecular biology, virology, immunology and biochemistry.

Our customer base is diverse and operates in a highly regulated environment. SeraCare has built its reputation on providing a comprehensive portfolio of products and services and operating state-of-the-art facilities that incorporate the industry's highest quality standards. SeraCare's customers include IVD manufacturers; hospital-based, independent and public health labs; blood banks; government and regulatory agencies; and organizations involved in the discovery, development and commercial production of human and animal therapeutics and vaccines, including pharmaceutical and biotechnology companies, veterinary companies and academic and government research organizations.

The accompanying discussion and analysis of SeraCare's financial condition and results of operations are based upon the financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenue and expenses during the reporting periods. We evaluate our estimates on an ongoing basis. SeraCare bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, future events may cause us to change our assumptions and estimates requiring routine adjustment. Actual results could differ from these estimates.

Results of Operations

The following table shows gross profit and expense items as a percentage of revenue:

	Year Ended September 30,		
	2008	2007	2006
STATEMENT OF OPERATIONS DATA:	%	%	%
Revenue	100.0	100.0	100.0
Cost of revenue	69.3	71.7	66.2
Gross profit	30.7	28.3	33.8
Research and development expense	3.6	1.2	1.0
Selling, general and administrative expenses	32.9	30.7	27.1
Impairment of assets	16.3	11.0	—
Reorganization items	2.8	11.1	19.1
Operating loss	(24.9)	(25.7)	(13.4)
Interest expense	(0.8)	(1.5)	(4.3)
Interest expense to related parties	—	(0.6)	(1.0)
Other income, net	0.5	0.4	0.6
Loss before income taxes	(25.2)	(27.4)	(18.1)
Income tax (benefit) expense	(0.8)	0.2	—
Net loss from continuing operations	(24.4)	(27.6)	(18.1)
Loss from discontinued operations, net of income tax	—	(0.2)	(31.3)
Net loss	(24.4)	(27.8)	(49.4)

Comparison of years ended September 30, 2008 and September 30, 2007

Revenue

The following table sets forth segment revenue in millions of dollars for the years ended September 30, 2008 and 2007, respectively:

	September 30, 2008	September 30, 2007	Percent change
Diagnostic & Biopharmaceutical Products	$35.0	$35.0	0%
BioServices	14.0	12.3	14%
Total revenue	$49.0	$47.3	4%

Revenue for the year ended September 30, 2008 increased by 4%, or $1.7 million, to $49 million from $47.3 million in fiscal 2007. Diagnostic & Biopharmaceutical Products revenue remained flat, while BioServices revenue increased by $1.7 million, a 14% increase. Diagnostic & Biopharmaceutical Products revenue included $2.6 million from therapeutic grade human serum albumin products for fiscal 2008 as compared to $7.9 million for fiscal 2007. This revenue decreased due to the validation requirements to switch suppliers of raw materials used in biopharmaceutical manufacturing. The Company switched suppliers in December 2007 as its previous supply agreement was not renewed. Excluding therapeutic grade human serum albumin products, our total revenue increased $7.0 million, or 18% and the core Diagnostic & Biopharmaceutical Products increased $5.3 million, or 20%, due to organic growth. Revenue for our BioServices segment increased $1.7 million in fiscal 2008 due to increased testing services to non-government entities and $1.0 million billed pursuant to government contracts which related to the settlement of indirect billing rates used in previous periods.

Gross Profit

During fiscal 2008, gross profit margin increased to $15.0 million, or 31% of revenue, as compared to $13.4 million, or 28% of revenue, for fiscal 2007. The increase in gross profit margin was mainly due to the benefit of achieving higher revenue in our core Diagnostic & Biopharmaceutical Products, as compared to therapeutic grade human serum albumin products, which have lower margins, and improved margin rates due to increased pricing in fiscal 2008. Our margin rates also benefited by $1.0 million from billings pursuant to government contracts which related to the settlement of indirect billing rates used in previous periods. These factors were partially offset by increased inventory write-offs during fiscal 2008.

Research and Development Expense

Research and development expense totaled $1.8 million, or 4% of revenue, in the year ended September 30, 2008 and $0.6 million, or 1% of revenue, in the year ended September 30, 2007. Our research and development activities are focused around development of new controls and panels, as well as refinement of existing control and panel product lines. As part of our strategic plan, we have increased spending on research and development activities in fiscal 2008 as we emphasize the creation of new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $16.1 million, or 33% of revenue in the year ended September 30, 2008, from $14.5 million, or 31% of revenue in the year ended September 30, 2007. The increase primarily reflects the impact of increased headcount due to building a new management team and strengthening our sales and accounting teams, higher compensation expense due to a new company-wide bonus plan, increased accounting and legal fees, higher marketing expenses and increased consulting associated with the rebranding strategy. These were offset by lower stock-based compensation expense which decreased to $1.5 million for fiscal 2008 as compared to $2.3 million for fiscal 2007.

Impairment of Assets

As a result of the turmoil in the financial markets and the associated decline in the Company's stock price, the Company recorded an impairment to goodwill during the fourth quarter of fiscal 2008 in the amount of $8.0 million related to its Diagnostic and Biopharmaceutical Products segment. In the fourth quarter of fiscal 2007, as a result of the completion of a new branding strategy, SeraCare decided to phase out the BBI Diagnostics brand name, resulting in a write-off of intangible assets of $5.2 million.

Reorganization Items

Reorganization items include legal, accounting and other professional fees related to our bankruptcy proceedings, reorganization, litigation, relisting on NASDAQ and efforts to become compliant with the SEC. These expenses totaled $1.3 million and $5.2 million in the fiscal years ended September 30, 2008 and 2007, respectively.

Operating Loss

Operating loss resulted from the factors above and included reorganization items as well as stock-based compensation expense and impairment charges. Operating loss was $12.2 million for fiscal 2008, which included stock-based compensation expense, reorganization expense and impairment of goodwill totaling $1.8 million, $1.3 million and $8.0 million, respectively, as compared to operating loss of $12.2 million for fiscal 2007, which included stock-based compensation expense, reorganization expense and impairment of trade name totaling $2.4 million, $5.2 million and $5.2 million, respectively.

Interest Expense and Other Income

Interest expense totaled $0.4 million for fiscal 2008, as compared to $0.7 million for fiscal 2007. The decrease in interest expense is due to a lower level of borrowed funds in fiscal 2008 compared to fiscal 2007 resulting from repayment of a portion of long-term debt in the first quarter of fiscal 2007 and full repayment of the then-existing senior debt commitments in May 2007. Interest expense to related parties totaled $0.3 million during fiscal 2007. Notes payable to related parties were repaid in full in May 2007. Other income totaled $0.2 million in each of fiscal 2008 and 2007.

Income Tax (Benefit) Expense

During fiscal 2008, the Company recognized a tax benefit of $0.4 million as a result of amending its previously filed tax returns. The company recorded an expense of $0.1 million for state taxes during fiscal 2007. As of September 30, 2008 and 2007, the Company had deferred tax assets, net of liabilities, of $26.4 million and $25.4 million, respectively, that are fully reserved on the balance sheet.

Net Loss from Continuing Operations

As a result of the above, net loss from continuing operations for the year ended September 30, 2008 totaled $12.0 million compared to a net loss of $13.1 million for the year ended September 30, 2007.

Loss from Discontinued Operations

Loss from discontinued operations was generated by the Genomics Collaborative division of the business which was sold in March 2007. As such, there was no activity during fiscal 2008. The loss related to that division totaled $0.1 million in fiscal 2007, which included a gain on the sale of $0.8 million.

Net Loss and Net Loss Per Share

Net loss was $12.0 million in the year ended September 30, 2008 compared to a net loss of $13.2 million in the year ended September 30, 2007. Net loss per share on a basic and fully diluted basis was $0.64 in fiscal 2008 compared to $0.83 in fiscal 2007.

Comparison of years ended September 30, 2007 and September 30, 2006

Revenue

The following table sets forth segment revenue in millions of dollars for the years ended September 30, 2007 and 2006, respectively:

	September 30, 2007	September 30, 2006	Percent change
Diagnostic & Biopharmaceutical Products	$35.0	$37.8	(7.4)%
BioServices	12.3	11.4	7.9%
Total revenue	$47.3	$49.2	(3.9)%

Revenue for the year ended September 30, 2007 declined by 3.9%, or $1.9 million, to $47.3 million from $49.2 million in fiscal 2006. Diagnostic & Biopharmaceutical Products revenue during the same period decreased by $2.8 million, a 7.4% decline, while BioServices revenue increased by $0.9 million, a 7.9% increase. Diagnostic & Biopharmaceutical Products revenue fell in fiscal 2007 as a result of the challenges in converting new customers and maintaining existing customers while we were in bankruptcy proceedings and rebuilding our sales force. Revenue for our BioServices segment increased in fiscal 2007 due to an increase in work under two key government contracts as well as the addition of a new commercial repository contract to provide clinical trial repository services.

Gross Profit

Gross profit margin declined by 5.5% to 28.3% in fiscal 2007 from 33.8% in fiscal 2006. The overall decrease in gross profit margin was the result of the lower revenue discussed above and also the higher percentage of revenue generated from the BioServices segment, which has historically delivered lower margins than product revenue. In addition, we experienced increases in raw materials costs for Diagnostic & Biopharmaceutical Products due to increases in our sourced plasma costs stemming from worldwide shortages in plasma. We also received less favorable pricing and terms from many vendors while our competitors offered more favorable terms and pricing during the period in which were operating as a debtor-in-possession.

Research and Development Expense

Research and development expense totaled $0.6 million, or 1.2% of revenue, in the year ended September 30, 2007 and $0.5 million, or 1.0% of revenue, in the year ended September 30, 2006. Our research and development activities are focused around development of new controls and panels, as well as refinement of existing control and panel product lines. In fiscal 2007, we launched five new panel products in addition to introducing our ELISpot assay kit, which is an *in vitro* measure of cellular immunity.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $14.5 million, or 30.7% of revenue in the year ended September 30, 2007, from $13.3 million, or 27.1% of revenue in the year ended September 30, 2006. Excluding the effects of stock-based compensation expense included in selling, general and administrative expenses of $2.3 million and $0.6 million in fiscal 2007 and fiscal 2006, respectively, selling, general and administrative expenses decreased by $0.5 million compared to the prior year. The reduction was mainly due to the elimination of eight accounting and administrative positions when we closed the facilities in Oceanside, California and consolidated the operations and headquarters into our Massachusetts facilities, and the reorganization of our sales force, which occurred during fiscal 2007. Increased legal fees attributable to securities compliance offset these benefits during fiscal 2007.

Impairment of Assets

In the fourth quarter of fiscal 2007, as a result of the completion of a new branding strategy, SeraCare decided to phase out the BBI Diagnostics brand name, resulting in a write-off of intangible assets of $5.2 million.

Reorganization Items

Reorganization items include legal, accounting and other professional fees related to our bankruptcy proceedings, reorganization and litigation. These expenses totaled $5.2 million and $9.4 million in the fiscal years ended September 30, 2007 and 2006, respectively.

Operating Loss

Operating loss resulted from the factors above and included reorganization items as well as stock-based compensation expense and an impairment charge in fiscal 2007. Operating loss was $12.2 million for fiscal 2007, which included stock-based compensation expense, reorganization expense and impairment of trade name totaling $2.4 million, $5.2 million and $5.2 million, respectively, as compared to operating loss of $6.6 million for fiscal 2006, which included stock-based compensation expense and reorganization expense totaling $0.8 million and $9.4 million, respectively.

Interest Expense and Other Income

Interest expense totaled $0.7 million in fiscal 2007 and $2.1 million in fiscal 2006. The decrease in interest expense is due to a lower level of borrowed funds in fiscal 2007 compared to fiscal 2006 resulting from repayment of a portion of long-term debt in the first quarter of fiscal 2007 and full payment of the then-existing senior debt commitments in May 2007. Interest expense to related parties totaled $0.3 million in fiscal 2007 and $0.5 million in fiscal 2006. Other income totaled $0.2 million and $0.3 million in fiscal 2007 and 2006, respectively.

Income Tax (Benefit) Expense

Income tax expense or benefit was immaterial in fiscal 2007 and 2006. As of September 30, 2007 and 2006, the Company had deferred tax assets, net of liabilities, of $25.4 million and $19.2 million, respectively, that are fully reserved on the balance sheet.

Net Loss from Continuing Operations

As a result of the above, net loss from continuing operations for the year ended September 30, 2007 totaled $13.1 million compared to a net loss of $8.9 million for the year ended September 30, 2006.

Loss from Discontinued Operations

Loss from discontinued operations was generated by the sale of the Genomics Collaborative division of the business in March 2007. The loss related to that segment totaled $0.1 million in fiscal 2007 and $15.4 million in fiscal 2006.

Net Loss and Net Loss Per Share

Net loss was $13.2 million in the year ended September 30, 2007 compared to a net loss of $24.3 million in the year ended September 30, 2006. Net loss per share on a basic and fully diluted basis was $0.83 in fiscal 2007 compared to $1.74 in fiscal 2006.

Liquidity and Capital Resources

Cash Flows

The following table summarizes our sources and uses of cash over the periods indicated (in millions):

	September 30,		
	2008	2007	2006
Net cash used in operating activities	$(2.6)	$(10.6)	$ (6.2)
Net cash (used in) provided by investing activities	(3.8)	1.5	(4.8)
Net cash (used in) provided by financing activities	(0.2)	5.1	(5.0)
Net decrease in cash and cash equivalents	$(6.6)	$ (4.0)	$(16.0)

As of September 30, 2008, our cash balance was $2.9 million, a decline of $6.6 million from our cash balance as of September 30, 2007. During the fiscal year ended September 30, 2008, we had a net loss of $12.0 million, which included non-cash charges of approximately $14.3 million, primarily related to goodwill impairment, inventory write-downs, stock based compensation and depreciation and amortization. Excluding these non-cash charges, we would have had net income of $2.3 million. Inventory increased by $7.8 million while taxes receivable decreased by $1.2 million. We had increases in accounts payable and accrued expenses of $0.6 million and $0.9 million, respectively. The increase in inventory relates primarily to the manufacture of larger lots and a build-up of inventory due to the increase in customer demand for our core Diagnostic & Biopharmaceutical Products and in preparation for the move of our manufacturing operations from West Bridgewater, Massachusetts to Milford, Massachusetts which occurred at the end of fiscal 2008. The increase was also impacted by the purchase of scarce materials for which there is limited supply in the market. We received tax refunds from both the federal and state governments which totaled $1.6 million and recorded additional tax receivables of $0.4 million based on our amended tax returns. Accounts payable increased during the period due to the increase in inventory and the timing of payments. Accrued expenses increased primarily due to an increase in accrued compensation due to the build up of the bonus accrual and the timing of payroll. Other sources and uses of cash include $5.0 million in capital expenditures, primarily related to the construction in Milford, Massachusetts and reimbursement of tenant improvement costs of $1.2 million. We recorded the landlord reimbursement of $1.2 million as a deferred lease liability which is recognized over the term of the lease using the straight-line method. We are also in the process of renovating our Gaithersburg, Maryland facility and have recorded a $0.5 million receivable from our landlord and an offsetting deferred lease liability which is recognized over the term of the lease using the straight-line method. As such, our other liabilities increased to $2.2 million as of September 30, 2008. During fiscal 2008, we made payments of $0.2 million for our mortgage note and capital leases.

We had a current ratio, current assets to current liabilities, of 2.7 to 1 as of September 30, 2008 compared to 4.7 to 1 as of September 30, 2007. Total liabilities as of September 30, 2008 were $10.7 million compared to $7.9 million as of September 30, 2007. The total debt to equity ratio was 0.3 and 0.2 as of September 30, 2008 and September 30, 2007.

We believe our current cash on hand combined with future operating cash flows and our availability to draw funds under our credit agreement with GE Capital will be sufficient to meet our future operating cash needs in fiscal 2009. As of September 30, 2008, we had $5.6 million available for borrowing under the credit agreement. The Company utilized the line of credit in November 2008. As of November 30, 2008, the balance outstanding under the line of credit was $2.3 million.

Operating Cash Flows

Cash used in operating activities was $2.6 million for the year ended September 30, 2008, an improvement of $8.0 million compared to cash used of $10.6 million during fiscal 2007. During fiscal 2008, our net loss was less by $1.2 million and non-cash charges were higher by $5.2 million while inventory purchases increased $5.5 million due to the factors discussed above. Other changes in operating items were largely driven by the emergence from bankruptcy, including the payment of most prepetition liabilities during fiscal 2007 and a large decrease in prepaid expenses during fiscal 2007 as the Company was no longer required to pay its vendors in advance.

Investing Cash Flows

Cash used in investing activities was $3.8 million for the year ended September 30, 2008, an increase in cash used in investing activities of $5.3 million as compared to cash provided by investing activities of $1.5 million in fiscal 2007. Cash used in investing activities in fiscal 2008 relate primarily to capital expenditures for the construction of our new corporate offices and expansion of our manufacturing facility in Milford, Massachusetts, net of landlord reimbursements. During fiscal 2007, we received $2.0 million from the sale of our Genomics Collaborative division. In addition, we were operating under Chapter 11 of the United States Bankruptcy Code during the first half of fiscal 2007, which limited our ability to invest in capital expenditures for the future growth of the Company.

Financing Cash Flows

Cash used in financing activities was $0.2 million during fiscal 2008 compared to cash provided of $5.1 million during fiscal 2007. The $0.2 million used in fiscal 2008 was for the repayment of our mortgage note and capital leases. During fiscal 2007, the Company received $19.6 million from the Rights Offering, net of issuance costs and used the proceeds to pay down $10.6 million in long-term debt, $3.5 million of related party debt and the bankruptcy claims discussed above. In addition, we incurred $0.5 million in deferred financing costs related to the establishment of a $10.0 million revolving loan facility.

Off-Balance Sheet Arrangements

During fiscal 2008, we were not party to any off-balance sheet arrangements.

Debt

On June 7, 2007, the Company entered into a three-year Credit and Security Agreement, dated as of June 4, 2007, with Merrill Lynch Capital, now GE Capital, pursuant to which a $10.0 million revolving loan facility was made available to the Company. Obligations under the Credit and Security Agreement are secured by substantially all the assets of the Company excluding the Company's real property located at its West Bridgewater facility, which is subject to a separate mortgage note. The revolving loan facility, which may be used for working capital and other general corporate purposes, is governed by a borrowing base. The loan bears interest at a rate per annum equal to 2.75% over LIBOR. Interest is payable monthly. Amounts under the revolving loan facility may be repaid and re-borrowed until June 4, 2010. Mandatory prepayments of the revolving loan facility are required any time the revolving loan outstanding balance exceeds the borrowing base. The agreement contains standard representations, covenants and events of default for facilities of this type. Occurrence of an event of default allows the lenders to accelerate the payment of the loans and/or terminate the commitments to lend, in addition to the exercise of other legal remedies, including foreclosing on collateral. As of September 30, 2008, we had not drawn down on the line of credit and had $5.6 million available for borrowing at an interest rate of 6.45%. The Company utilized the line of credit in November 2008. As of November 30, 2008, the balance outstanding under the line of credit was $2.3 million.

The Company is also subject to an Assumption and Modification Agreement, dated September 14, 2004, between the Company and Commerce Bank & Trust Company which is secured by a mortgage note on the Company's West Bridgewater facility. As of September 30, 2008, the principal amount outstanding under the promissory note related to this assumption agreement is $1.9 million. The note bears interest at a rate equal to 0.75% in excess of Commerce Bank's published corporate base rate. The effective interest rate is 5.75% as of September 30, 2008.

Critical Accounting Policies and Estimates

We have determined that for the periods covered in our 2008 Annual Report the following accounting policies and estimates are critical in understanding the financial condition and results of our operations.

Revenue Recognition. Revenue from the sale of products is recognized when we meet all of the criteria specified in Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *"Revenue Recognition in Financial Statements"* ("SAB 104"). These criteria include:

- evidence of an arrangement exists;
- delivery or performance has occurred;
- prices are fixed or determinable; and
- collection of the resulting receivable is reasonably assured.

Signed customer purchase orders or sales agreements evidence our sales arrangements. These purchase orders and sales agreements specify both selling prices and quantities, which are the basis for recording sales revenue. Trade terms for the majority of our sales contracts indicate that title and risk of loss pass from us to our customers when we ship products from our facilities, which is when revenue is recognized. Revenue is deferred until the appropriate time in situations where trade terms indicate that title and risk of loss pass from us to the customers at a later stage in the shipment process. We maintain allowances for doubtful accounts for estimated losses resulting from our customers' inability to make required payments. Revenue from service arrangements is recognized when the services are provided as long as all other criteria of SAB 104 are met.

Inventory valuation. Inventory consists primarily of human blood plasma and products derived from human blood plasma. Inventory is carried at specifically identified cost and assessed periodically to ensure it is valued at the lower of cost or market. We review inventory periodically for impairment based upon factors related to usability, age and fair market value and provide a reserve where necessary to ensure the inventory is appropriately valued. A provision has been made to reduce excess and not readily marketable inventories to their estimated net realizable value. The Company's recorded inventory reserve was $3.5 million and $2.2 million as of September 30, 2008 and 2007, respectively.

Valuation of Long-Lived and Intangible Assets and Goodwill. Valuation of certain long-lived assets, including property, plant and equipment, intangible assets and goodwill requires significant judgment. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in our acquisitions is assigned to intangible assets and goodwill. Assigning value to intangible assets requires that we use significant judgment in determining (i) the fair value and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible assets will be amortized. Changes in the initial assumptions could lead to changes in amortization expense recorded in our future financial statements.

For intangible assets and property, plant and equipment, we assess the carrying value of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include but are not limited to the following:

- significant underperformance related to historical or expected projected future operating results; or
- significant changes or developments in strategy or operations which affect our long-lived assets.

Should we determine that the carrying value of long-lived assets and intangible assets may not be recoverable, we will measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Significant judgments are required to estimate future cash flows, including the selection of appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for these assets.

We perform annual reviews for impairment of goodwill or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill may be considered to be impaired if we determine that the carrying value of the reporting unit, including goodwill, exceeds the reporting unit's fair value. Assessing the impairment of goodwill requires us to make assumptions and judgments regarding the fair value of the net assets of our reporting units.

Contingencies and Litigation Reserves. The Company is a party to legal actions and investigations. These claims may be brought by, among others, the government, clients, customers, employees and other third parties. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims. In determining contingency and litigation reserves, management considers, among other issues:

- interpretation of contractual rights and obligations;
- the status of government regulatory initiatives, interpretations and investigations;
- the status of settlement negotiations;
- prior experience with similar types of claims;
- whether there is available insurance; and
- advice of counsel.

Stock-Based Compensation. On October 1, 2005, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *"Share-Based Payments"* ("SFAS 123R"), which requires us to recognize share-based payments to employees and directors as compensation expense using a fair value-based method in the results of operations. Compensation expense of $1.8 million and $2.4 million was recognized in the years ended September 30, 2008 and September 30, 2007, respectively, for all awards granted on or after October 1, 2005 as well as for the unvested portion of awards granted before October 1, 2005.

Stock-based compensation expense is estimated as of the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. We estimate the fair value of our stock options using the Black-Scholes option-pricing model and the fair value of our restricted stock awards and stock units based on the quoted market price of our common stock. We recognize the associated compensation expense on a graded vesting method over the vesting periods of the awards, net of estimated forfeitures. Forfeiture rates are estimated based on historical pre-vesting forfeiture history and are updated to reflect actual forfeitures of unvested awards and other known events. Management believes this graded vesting methodology is a truer reflection of the expenses incurred for the options granted than the alternative straight-line method.

Estimating the fair value for stock options requires judgment, including estimating stock-price volatility, expected term, expected dividends and risk-free interest rates. The expected volatility rates are based on the historical fluctuation in the stock price since inception. The average expected term was calculated using SAB No. 107, *"Simplified Method for Estimating the Expected Term."* Expected dividends are estimated based on our dividend history as well as our current projections. The risk-free interest rate for periods approximating the expected terms of the options is based on the U.S. Treasury yield curve in effect at the time of grant. These assumptions will be updated at least on an annual basis or when there is a significant change in circumstances that could affect these assumptions.

Accounting for Income Taxes. As part of the process of preparing financial statements, management is required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established. To the extent management establishes a valuation allowance or increases this allowance in a period, an increase to expense within the provision for income taxes in the statement of operations will result.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded in connection with the deferred tax assets. We have recorded a valuation allowance of $26.4 million and $25.4 million as of September 30, 2008 and September 30, 2007, respectively, due to uncertainties related to our ability to utilize the deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on management's current estimates of taxable income for the jurisdictions in which SeraCare operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting SeraCare's financial position. Should realization of these deferred assets previously reserved occur, the provision for income tax would decrease, raising income and positively impacting SeraCare's financial position. In addition, any interest and penalties assessed by the taxing authorities are recorded as selling, general and administrative expense.

Recent Accounting Pronouncements

SFAS No. 157, *Fair Value Measurements*

SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), has been issued by the Financial Accounting Standards Board (the "FASB"). This new standard provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Currently, over 40 accounting standards within GAAP require (or permit) entities to measure assets and liabilities at fair value. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarified the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.

The FASB agreed to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FASB again rejected the proposal of a full one-year deferral of the effective date of SFAS 157. SFAS 157 was issued in September 2006, and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Accordingly, the Company will adopt this statement on October 1, 2008 for assets and liabilities not subject to the deferral and October 1, 2009 for all other assets and liabilities. The Company is currently assessing the impact of this statement.

SFAS No. 141 (Revised 2007), ***Business Combinations***

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), *"Business Combinations"* ("SFAS 141R"). Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

- acquisition costs will be generally expensed as incurred;
- noncontrolling interests will be valued at fair value at the acquisition date;
- acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date until the completion or abandonment of the associated research and development efforts;
- restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, the Company will adopt this statement on October 1, 2009. The Company is currently assessing the impact of this statement.

SFAS No. 160, ***"Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51"***

On December 4, 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, the Company will adopt this statement on October 1, 2009. The Company is currently assessing the impact of this statement.

FIN No. 48, *"Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"*

FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"* ("FIN 48") was issued on July 13, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes"*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The Company adopted FIN 48 on October 1, 2007. FIN 48 did not have a material effect on the Company's financial position, results of operations or cash flows.

Contractual Obligations and Commitments

The following tables summarize our contractual obligations at September 30, 2008 and the effects such obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations(1)	$ 2,098	$2,037	$ 49	$ 12	$ —
Interest payments(2)	204	163	41	—	—
Operating lease obligations	22,139	2,305	4,941	5,311	9,582
Purchase obligations	258	188	70	—	—
TOTAL	$24,699	$4,693	$5,101	$5,323	$9,582

(1) Long-term debt obligations include capital leases. $1.9 million relates to the Commerce Bank & Trust Mortgage Note which is due on August 31, 2009 while the remaining $0.2 million relates to capital leases.

(2) Interest payment amounts include unused line fees owed to GE Capital under the Credit and Security Agreement.

Item 7A. ***QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK***

Interest Rate and Market Risk. As of September 30, 2008, our only assets or liabilities subject to risks from interest rate changes are (i) debt under the West Bridgewater mortgage note in the aggregate amount of $1.9 million and (ii) cash and cash equivalents of $2.9 million, substantially all of which were held in short-term federal government securities. Our mortgage note bears interest at a variable rate. A one-percentage point change in interest rates affecting the Company's floating rate long-term debt would change pre-tax income by approximately $19,000 over the next twelve months.

Foreign Currency Exchange Risk. The Company does not believe that it currently has material exposure to foreign currency exchange risk because all international sales are designated in U.S. dollars.

We were not a party to any derivative financial instruments at September 30, 2008.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The information required by this Item 8 is included at the end of this Annual Report on Form 10-K beginning on page F-1.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A(T). *CONTROLS AND PROCEDURES*

(a) Disclosure Controls and Procedures

Rule 13a-15(b) under the Exchange Act and Item 307 of Regulation S-K require management to evaluate the effectiveness of the design and operation of our disclosure controls and procedures as of the end of each fiscal quarter. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management, including the principal executive officer and the principal financial officer, conducted an evaluation as of the end of the period covered by this Annual Report on Form 10-K of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level.

The Company spent significant resources on completing our financial statements and obtaining audits for fiscal years 2005, 2006 and 2007, which impacted the Company's ability to timely file the September 30, 2007 Form 10-K. The Company's Audit Committee also received a draft letter during the quarter ended March 31, 2008 from Mayer Hoffman McCann P.C. which noted the Company's resource issues with staffing and accumulating documentation associated with the challenges and volume of work and information necessary to accurately complete three years of financial statements and audits that were required for the September 30, 2007 Form 10-K. Upon the filing of the September 30, 2007 Form 10-K and the completion of the audits for fiscal years 2005, 2006 and 2007, we believe that we have the necessary staffing and ability to accumulate documentation to ensure that our disclosure controls and procedures are effective at a reasonable assurance level as of September 30, 2008.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the 1934 Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2008. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, our management concluded that, as of September 30, 2008, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

(c) Changes in Internal Control

As required by Rule 13a-15(d) of the Exchange Act, the Company's management, including the principal executive officer and the principal financial officer conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, the principal executive officer and the principal financial officer concluded no such changes during the fourth quarter of our fiscal year ended September 30, 2008 materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

Item 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Information concerning our directors and executive officers, compliance with Section 16(a) of the Act of 1934, our Code of Ethics and our Audit Committee, including the members of the Committee, and our Audit Committee financial experts, will appear in our Proxy Statement for the 2009 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before January 28, 2009. Such information is incorporated herein by reference.

Item 11. *EXECUTIVE COMPENSATION*

Information in response to this item will appear in our Proxy Statement for the 2009 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before January 28, 2009. Such information is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information concerning security ownership of certain beneficial owners and management will appear in our Proxy Statement for the 2009 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before January 28, 2009. Such information is incorporated herein by reference.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The Information concerning certain relationships and related transactions will appear in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before January 28, 2009. Such information is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information concerning principal accounting fees and services will appear in our Proxy Statement for the 2009 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before January 28, 2009. Such information is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Date	Number	Filed Herewith
2.1	Asset Purchase Agreement, dated March 29, 2007, between SeraCare Life Sciences, Inc. and BioServe Biotechnologies Limited.	8-K	3/29/07	10.1	
2.2	First Amended Joint Plan of Reorganization of the Debtor and Ad Hoc Equity Committee, as Modified.	8-K	2/23/07	2.1	
2.3	Order on Confirmation of First Amended Joint Plan of Reorganization of the Debtor and The Ad Hoc Equity Committee, as Modified.	8-K	2/23/07	2.2	
2.4	Merger Agreement between SeraCare Life Sciences, Inc. and Reorganized SeraCare, dated May 17, 2007.	8-K	5/17/07	2.3	
3.1	Certificate of Incorporation.	8-A	5/17/07	3.1	
3.2	Amended and Restated Bylaws.	8-K	9/3/08	3.1	
3.3	Certificate of Merger, dated May 17, 2007, filed with Delaware Secretary of State.	8-K	5/17/07	3.1	
4.1	Form of SeraCare Life Sciences, Inc. common stock certificate.	8-A	5/17/07	4.1	
10.1.1	Employment Agreement, dated July 14, 2006, between SeraCare Life Sciences, Inc. and Susan L.N. Vogt.*	8-K	5/17/07	10.1	
10.1.2	Employment Agreement, dated August 16, 2006, between SeraCare Life Sciences, Inc. and Gregory A. Gould.*	8-K/A	5/18/07	10.2	
10.1.3	Employment Agreement, dated February 1, 2008, between SeraCare Life Sciences, Inc. and Ronald R. Dilling.*	8-K	2/1/08	10.1	
10.1.4	Offer Letter, dated September 1, 2004, between SeraCare Life Sciences, Inc. and Katheryn E. Shea.*	S-1	6/19/08	10.1.4	
10.1.5	Offer Letter, dated September 29, 2006, between SeraCare Life Sciences, Inc. and William J. Smutny.*	S-1	6/19/08	10.1.5	
10.2.1	Amended and Restated 2001 Stock Incentive Plan, as amended.*				X
10.2.2	Form of Nonqualified Stock Option Agreement.*	8-K	5/21/07	99.2	
10.2.3	Form of Incentive Stock Option Agreement.*	8-K	5/21/07	99.3	
10.3	SeraCare Life Sciences, Inc. Fiscal 2009 Director Compensation Program.*				X
10.4	SeraCare Life Sciences, Inc. Management Incentive Program.*	10-K	1/31/08	10.4	
10.5	Award/Contract, dated September 30, 2005, by and between SeraCare Life Sciences, Inc. d/b/a SeraCare BioServices and the National Cancer Institute.	8-K	10/6/05	10.1	
10.6	Contract No. HHSN272200700060C among Office of Acquisitions, DEA, National Institute of Allergy and Infections Diseases, National Institute of Health, DHHS and SeraCare Life Sciences, Inc. dated September 30, 2007.	8-K	10/3/07	10.1	
10.7	Lease Agreement dated as of October 1, 2007 by and between Birchwood Fortune — SPVEF, LLC and SeraCare Life Sciences, Inc.	8-K	10/4/07	10.1	
10.8	Lease Agreement dated as of May 16, 1997 by and between BBI-Biotech Research Laboratories, Inc. and B.F. Saul Real Estate Investment Trust.	10-K	1/31/08	10.8	
10.8.1	First Amendment to the Lease Agreement dated October 14, 1997 by and between BBI-Biotech Research Laboratories, Inc. and B.F. Saul Real Estate Investment Trust.	10-K	1/31/08	10.8.1	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.8.2	Second Amendment to the Lease Agreement dated December 9, 1997 by and between BBI-Biotech Research Laboratories, Inc. and B.F. Saul Real Estate Investment Trust.	10-K	1/31/08	10.8.2	
10.8.3	Third Amendment to the Lease Agreement dated June 14, 2007 by and between SeraCare Life Sciences, Inc. and B.F. Saul Real Estate Investment Trust.	10-K	1/31/08	10.8.3	
10.8.4	Landlord's Lien Subordination Agreement dated July 9, 2007 by and between Saul Holdings Limited Partnership and Merrill Lynch Business Financial Services, Inc.	10-K	1/31/08	10.8.4	
10.9	Credit and Security Agreement, dated as of June 4, 2007, between SeraCare Life Sciences, Inc. and Merrill Lynch Capital (now GE Capital) as a lender and the Administrative Agent, excluding the annexes, exhibits, riders and schedules thereto.	8-K	6/11/07	10.1	
10.10	Assumption and Modification Agreement, dated as of September 14, 2004, between SeraCare Life Sciences, Inc. and Commerce Bank & Trust Company.	8-K	9/16/04	10.3	
10.11	Guaranty, dated as of September 14, 2004, made by SeraCare Life Sciences, Inc. in favor of Commerce Bank & Trust Company.	8-K	9/16/04	10.4	
10.12	Loan Agreement, dated March 31, 2000, between Boston Biomedica, Inc. and Commerce Bank & Trust Company.†	8-K	9/16/04	10.5	
10.13	Allonge to Loan Agreement, dated August 15, 2002, between Boston Biomedica, Inc. and Commerce Bank & Trust Company.†	8-K	9/16/04	10.6	
10.14	Agreement, dated March 27, 2003, between Boston Biomedica, Inc. and Commerce Bank & Trust Company.†	8-K	9/16/04	10.7	
10.15	$2,900,000 Note, dated March 31, 2000, issued by Boston Biomedica, Inc. and payable to the order of Commerce Bank & Trust Company.†	8-K	9/16/04	10.8	
10.16	Mortgage and Security Agreement, dated March 31, 2000, granted by Boston Biomedica, Inc. to Commerce Bank & Trust Company.†	8-K	9/16/04	10.9	
14.1	Code of Ethics for Chief Executive Officer and Senior Financial Officers.	8-K	5/21/07	99.4	
31.1	Sarbanes-Oxley Act Section 302 Certification of Susan L.N. Vogt.				X
31.2	Sarbanes-Oxley Act Section 302 Certification of Gregory A. Gould.				X
32.1	Sarbanes-Oxley Act Section 906 Certification of Susan L.N. Vogt and Gregory A. Gould.				X

Notes:

* Indicates management contract or compensatory plan or arrangement.

† In accordance with the terms of the Assumption and Modification Agreement, dated as of September 14, 2004, between SeraCare Life Sciences, Inc. and Commerce Bank & Trust Company, SeraCare Life Sciences, Inc. agreed to assume certain of the obligations of Boston Biomedica, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SeraCare Life Sciences, Inc.

/s/ SUSAN L.N. VOGT

By: Susan L.N. Vogt
Title: President and Chief Executive Officer
Date: December 8, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated below and on the dates indicated.

Signature	Title	Date
/s/ SUSAN L.N. VOGT Susan L.N. Vogt	President and Chief Executive Officer Director (Principal Executive Officer)	December 8, 2008
/s/ GREGORY A. GOULD Gregory A. Gould	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	December 8, 2008
/s/ EUGENE I. DAVIS Eugene I. Davis	Chairman	December 8, 2008
/s/ SAMUEL D. ANDERSON Samuel D. Anderson	Director	December 8, 2008
/s/ SARAH L. MURPHY Sarah L. Murphy	Director	December 8, 2008
/s/ JILL TILLMAN Jill Tillman	Director	December 8, 2008

SERACARE LIFE SCIENCES, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of SeraCare Life Sciences, Inc.:

We have audited the accompanying balance sheets of SeraCare Life Sciences, Inc. as of September 30, 2008 and 2007 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SeraCare Life Sciences, Inc. as of September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania
December 3, 2008

SERACARE LIFE SCIENCES, INC.

BALANCE SHEETS

	As of September 30, 2008	As of September 30, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,945,866	$ 9,523,950
Accounts receivable, less allowance for doubtful accounts of $170,000 and $175,000 in 2008 and 2007, respectively	6,540,069	6,590,602
Taxes receivable	488,847	1,726,386
Inventory	12,153,891	7,316,515
Prepaid expenses and other current assets	664,406	333,305
Total current assets	22,793,079	25,490,758
Property and equipment, net	6,218,242	4,245,716
Assets held for sale	1,914,330	—
Goodwill	19,376,078	27,362,559
Other intangible assets	181,985	446,489
Other assets	612,841	894,223
Total assets	$ 51,096,555	$ 58,439,745
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,766,790	$ 2,201,256
Prepetition liabilities	—	198,612
Accrued expenses	3,658,983	2,818,700
Current portion of long-term debt	2,037,396	187,771
Total current liabilities	8,463,169	5,406,339
Long-term debt	61,038	2,111,368
Other liabilities	2,162,123	397,544
Total liabilities	10,686,330	7,915,251
Commitments and contingencies		
Stockholders' equity		
Preferred stock — $.001 par value, 5,000,000 shares authorized, no shares issued or outstanding as of September 30, 2008 and 2007	—	—
Common stock — $.001 par value, 35,000,000 shares authorized, 18,565,580 and 18,557,948 shares issued and outstanding as of September 30, 2008 and 2007, respectively	18,566	18,558
Additional paid-in capital	101,585,566	99,736,794
Retained earnings	(61,193,907)	(49,230,858)
Total stockholders' equity	40,410,225	50,524,494
Total liabilities and stockholders' equity	$ 51,096,555	$ 58,439,745

See accompanying notes to financial statements.

SERACARE LIFE SCIENCES, INC.

STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2008	2007	2006
Revenue	$ 48,966,648	$ 47,303,595	$ 49,175,857
Cost of revenue	33,944,392	33,929,232	32,551,533
Gross profit	15,022,256	13,374,363	16,624,324
Research and development expense	1,776,462	566,634	496,064
Selling, general and administrative expenses	16,118,864	14,526,718	13,308,077
Impairment of goodwill	7,986,481	—	—
Impairment of intangible assets	—	5,220,000	—
Reorganization items	1,314,013	5,223,896	9,408,052
Operating loss	(12,173,564)	(12,162,885)	(6,587,869)
Interest expense	(385,797)	(697,787)	(2,114,248)
Interest expense to related parties	—	(312,862)	(492,917)
Other income, net	220,531	194,062	286,361
Loss before income taxes	(12,338,830)	(12,979,472)	(8,908,673)
Income tax (benefit) expense	(375,781)	75,971	(30,878)
Net loss from continuing operations	(11,963,049)	(13,055,443)	(8,877,795)
Loss from discontinued operations, net of income tax	—	(109,438)	(15,400,107)
Net loss	$(11,963,049)	$(13,164,881)	$(24,277,902)
Loss per common share			
Basic and diluted net loss per common share			
Continuing operations	$ (0.64)	$ (0.82)	$ (0.64)
Discontinued operations	—	(0.01)	(1.10)
Net loss	$ (0.64)	$ (0.83)	$ (1.74)
Weighted average shares outstanding			
Basic and diluted	18,562,350	15,876,236	13,986,413

See accompanying notes to financial statements.

SERACARE LIFE SCIENCES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional paid-in capital	Retained earnings (deficit)	Total amount
	Shares	Amount			
Balance, September 30, 2005	13,534,861	$ 66,421,091	$ 9,952,669	$(11,788,075)	$ 64,585,685
Net loss	—	—	—	(24,277,902)	(24,277,902)
Exercise of warrants and options	744,819	410,409	—	—	410,409
Stock-based compensation expense	—	—	795,242	—	795,242
Employee stock purchase plan	3,268	52,581	—	—	52,581
Balance, September 30, 2006	14,282,948	66,884,081	10,747,911	(36,065,977)	41,566,015
Net loss	—	—	—	(13,164,881)	(13,164,881)
Exercise of options	25,000	148,250	—	—	148,250
Change in par value due to Delaware corporation merger, par $.001	—	(67,018,023)	67,018,023	—	—
Rights Offering of common stock	4,250,000	4,250	20,183,250	—	20,187,500
Rights Offering of common stock, cost	—	—	(610,729)	—	(610,729)
Stock-based compensation expense	—	—	2,398,339	—	2,398,339
Balance, September 30, 2007	18,557,948	18,558	99,736,794	(49,230,858)	50,524,494
Net loss	—	—	—	(11,963,049)	(11,963,049)
Stock issued under stock plan	7,632	8	39,945	—	39,953
Stock-based compensation expense	—	—	1,808,827	—	1,808,827
Balance, September 30, 2008	18,565,580	$ 18,566	$101,585,566	$(61,193,907)	$ 40,410,225

See accompanying notes to financial statements.

SERACARE LIFE SCIENCES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$(11,963,049)	$(13,164,881)	$(24,277,902)
Adjustments to reconcile net loss to cash (used in) operating activities:			
Depreciation and amortization	1,313,978	1,389,087	1,989,232
Amortization of deferred financing expenses	179,875	59,959	419,667
Bad debt expense	17,766	95,299	202,945
Write-down of inventory	2,935,510	699,139	802,111
Impairment of trade name	—	5,220,000	—
Impairment of goodwill	7,986,481	—	13,384,849
Loss on disposal of fixed assets	33,278	—	182,393
Gain on disposition of certain assets of Genomics Collaborative division	—	(791,661)	—
Stock-based compensation	1,848,780	2,398,339	795,242
(Increase) decrease from changes, net of effects from acquisitions:			
Accounts receivable	32,767	1,684,391	1,524,951
Taxes receivable	1,237,539	75,541	(291,822)
Inventory	(7,772,886)	(2,277,818)	(2,907,649)
Prepaid expenses and other current assets	213,459	1,463,608	(1,279,175)
Other assets	101,507	105,747	(258,339)
Increase (decrease) from changes, net of effects from acquisitions:			
Accounts payable	565,534	657,934	(3,599,570)
Prepetition liabilities	(198,612)	(8,910,001)	6,824,963
Accrued expenses and other liabilities	853,564	640,684	317,880
Net cash (used in) operating activities	(2,614,509)	(10,654,633)	(6,170,224)
Cash flows from investing activities:			
Purchases of property and equipment	(4,969,608)	(492,001)	(987,859)
Proceeds from landlord for leasehold improvements	1,206,738	—	—
Acquisition of certain assets of BioMedical Resources, Inc.	—	—	(290,463)
Acquisition of certain assets of Celliance division	—	—	(3,588,796)
Proceeds from the disposition of certain assets of Genomics Collaborative division	—	2,000,000	—
Proceeds from the disposal of property and equipment	—	15,000	18,000
Net cash (used in) provided by investing activities	(3,762,870)	1,522,999	(4,849,118)
Cash flows from financing activities:			
Repayments of long-term debt	(200,705)	(10,590,578)	(20,436,527)
Repayment of related party debt	—	(3,500,000)	—
Deferred financing expenses	—	(539,627)	—
Proceeds from long term debt	—	—	15,000,000
Funding received from Rights Offering, net of issue costs	—	19,576,771	—
Proceeds from exercise of options, warrants and ESPP transactions	—	148,250	462,990
Net cash (used in) provided by financing activities	(200,705)	5,094,816	(4,973,537)
Net decrease in cash and cash equivalents	(6,578,084)	(4,036,818)	(15,992,879)
Cash and cash equivalents, beginning of year	9,523,950	13,560,768	29,553,647
Cash and cash equivalents, end of year	$ 2,945,866	$ 9,523,950	$ 13,560,768

See accompanying notes to financial statements.

SERACARE LIFE SCIENCES, INC.

STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended September 30,		
	2008	2007	2006
Supplemental disclosure of cash flow information:			
(a) Cash paid for:			
Interest	$ 211,188	$1,859,600	$1,773,180
Federal income taxes	$ —	$ 18,763	$ 530,000
State income taxes	$ 31,357	$ 2,636	$ 40,912
(b) Cash received for:			
Federal income taxes	$1,550,658	$ —	$ —
State income taxes	$ 90,562	$ 20,169	$ 309,968
(c) Non-cash items disclosure:			
Deferred Rent	$ 544,560	$ —	$ —
Stock issued for Director services	$ 39,953	$ —	$ —
Capital lease agreement	$ —	$ 80,000	$ —
(d) Acquisitions			
Assets acquired:			
Purchase of certain net assets of Celliance division			
Inventory	$ —	$ —	$ 781,945
Prepaids	—	—	29,080
Property and equipment	—	—	517,788
Deposits	—	—	23,820
Goodwill (including $276,731 in transaction costs)	—	—	2,236,163
Total cash paid, including transaction costs	$ —	$ —	$3,588,796

See accompanying notes to financial statements.

SERACARE LIFE SCIENCES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Background

(a) Background and Organization

SeraCare Life Sciences, Inc. ("SeraCare" or the "Company"), a Delaware corporation, serves the global life sciences industry by providing vital products and services to facilitate the discovery, development and production of human and animal diagnostics and therapeutics. SeraCare's operations are based in Milford, Massachusetts, with satellite manufacturing and offices in Frederick, Maryland and Gaithersburg, Maryland. During fiscal 2008, the Company had manufacturing operations in West Bridgewater, Massachusetts which were moved to the Milford, Massachusetts facility during the fourth quarter of fiscal 2008. The Company's business is divided into two segments: Diagnostic & Biopharmaceutical Products and BioServices. SeraCare's Diagnostic & Biopharmaceutical Products segment includes two types of products: controls and panels, which include the manufacture of products used for quality control of infectious disease testing in hospital and clinical testing labs and blood banks, and by *in vitro* diagnostic ("IVD") manufacturers; and reagents and bioprocessing products, which include the manufacture and supply of biological materials and intermediates used in the research, development and manufacturing of human and animal diagnostics, therapeutics and vaccines. The BioServices segment includes biobanking, sample processing and testing services for research and clinical trials, and contract research services in molecular biology, virology and biochemistry.

SeraCare's customer base is diverse and operates in a highly regulated environment. SeraCare has built its reputation on providing a comprehensive portfolio of products and services and operating state-of-the-art facilities that incorporate the industry's highest quality standards. SeraCare's customers include IVD manufacturers; hospital-based, independent and public health labs; blood banks; government and regulatory agencies; and organizations involved in the discovery, development and commercial production of human and animal therapeutics and vaccines, including pharmaceutical and biotechnology companies, veterinary companies and academic and government research organizations.

(b) Reorganization

SeraCare Life Sciences, Inc. filed for bankruptcy under Chapter 11 of the Bankruptcy Code in March of 2006. In May 2007, the Company emerged from bankruptcy proceedings pursuant to a merger of SeraCare Life Sciences, Inc., a California corporation into SeraCare Reorganization Company, Inc. ("Reorganized SeraCare"), a Delaware corporation. Subsequently, Reorganized SeraCare changed its name to SeraCare Life Sciences, Inc.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements. To prepare the financial statements in conformity with generally accepted accounting principles in the United States, management is required to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, SeraCare provides estimates regarding the collectibility of accounts receivable, the net realizable value of the Company's inventory, the recoverability of long-lived assets, as well as the Company's deferred tax asset and valuation allowance. On an ongoing basis, the Company evaluates its estimates based on historical experience and various other assumptions that SeraCare believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Future financial results could differ materially from current financial results.

Revenue Recognition. Revenue from the sale of products is recognized when the Company meets all of the criteria specified in Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, *"Revenue Recognition in Financial Statements"* ("SAB 104"). These criteria include:

- evidence of an arrangement exists;
- delivery or performance has occurred;
- prices are fixed or determinable; and
- collection of the resulting receivable is reasonably assured.

Signed customer purchase orders or sales agreements evidence our sales arrangements. These purchase orders and sales agreements specify both selling prices and quantities, which are the basis for recording sales revenue. Trade terms for the majority of the Company's sales contracts indicate that title and risk of loss pass from the Company to its customers when the Company ships products from its facilities, which is when revenue is recognized. Revenue is deferred until the appropriate time in situations where trade terms indicate that title and risk of loss pass from the Company to the customers at a later stage in the shipment process. The Company maintains allowances for doubtful accounts for estimated losses resulting from its customers' inability to make required payments. Revenue from service arrangements is recognized when the services are provided as long as all other criteria of SAB 104 are met.

Returns. The Company will accept return of goods, if prior to returning goods, the purchaser contacts the Company and requests a return authorization number, clearly stating the reason for the return. Returns are recorded as a decrease in revenue at the time information is available.

Shipping and Handling Costs. Shipping and handling billed to customers is recorded as revenue and shipping and handling costs are included in cost of revenue in the accompanying statements of operations.

Advertising. Advertising costs are expensed as incurred. Advertising expenses were $0.2 million, $0.1 million and $0.1 million for the years ended September 30, 2008, 2007 and 2006, respectively.

Cash and Cash Equivalents. Cash equivalents consist of investments in money market accounts. The Company's policy is to place its cash with financial institutions or federal government securities in order to limit the amount of credit exposure.

Fair Value of Financial Instrument. Due to their short maturities, the carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value. Long-term debt are financial liabilities with carrying values that approximate fair value due to the recent incurrence of these obligations.

Accounts Receivable. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and the customers' current buying habits. The Company monitors collections and payments from its customers and maintains a provision for estimated credit losses based on specific customer collection issues that have been identified. Bad debt expense was less than $0.1 million for the year ended September 30, 2008 and $0.1 million and $0.2 million for the years ended September 30, 2007 and 2006 respectively.

Inventory. Inventory consists primarily of human blood plasma and products derived from human blood plasma. Inventory is carried at specifically identified cost and assessed periodically to ensure it is valued at the lower of cost or market. The Company reviews inventory periodically for impairment based upon factors related to usability, age and fair market value and provides a reserve where necessary to ensure the inventory is appropriately valued. A provision has been made to reduce excess and not readily marketable inventories to their estimated net realizable value. The Company's recorded inventory reserve was $3.5 million and $2.2 million as of September 30, 2008 and 2007, respectively.

Long-Lived Assets. The Company assesses the impairment of long-lived assets, including goodwill, annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held for use is based on expectations of future undiscounted cash flows from the related operations, and when circumstances dictate, the Company adjusts the asset to the extent the carrying value exceeds the fair value of the asset. The Company's judgments related to the expected useful lives of long-lived assets and its ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of the Company's long-lived assets, these factors could cause the Company to realize a material impairment charge, which would result in decreased results of operations, and decrease the carrying value of these assets.

Property, plant and equipment are carried at historical cost. Expenditures for maintenance and repairs are charged to expense whereas the costs of significant improvements which extend the life of the asset are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the Company's depreciable assets are as follows:

Building and improvements	10 to 30 years
Furniture and equipment	7 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the life of the improvement or the remaining term of the lease

Deferred Tax Asset. Deferred tax assets are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when management cannot determine whether it is more likely than not that the net deferred tax asset will be realized. The effect on deferred tax assets and liabilities of a change in the rates is recognized as income in the period that includes the enactment date.

Contingencies and Litigation Reserves. The Company is a party to legal actions and investigations. These claims may be brought by, among others, the government, clients, customers, employees and other third parties. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on the Company's results of operations that could result from litigation or other claims. In determining contingency and litigation reserves, management considers, among other issues:

- interpretation of contractual rights and obligations;
- the status of government regulatory initiatives, interpretations and investigations;
- the status of settlement negotiations;
- prior experience with similar types of claims;
- whether there is available insurance; and
- advice of counsel.

Purchase Price Allocations for Acquisitions. The allocation of the purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

Goodwill and Other Intangible Assets. The Company accounts for goodwill and other intangible assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). SFAS 142 provides that goodwill and other separately recognized intangible assets with indefinite lives are not amortized, but are subject to at least an annual assessment for impairment.

Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill and other non-amortizable intangible assets are evaluated annually and whenever events or circumstances indicate that these assets might be impaired. In addition, the Company has identified certain other non-amortizable intangibles. The Company has assigned goodwill and other non-amortizable intangible assets to discrete reporting units and determines impairment by comparing the carrying value of the reporting unit to its estimated fair value. The Company performed an impairment assessment for the years ended September 30, 2008, 2007 and 2006 which resulted in an impairment to the carrying value of Diagnostics and Biopharmaceutical Products segment goodwill during the year ended September 30, 2008 as a result of the turmoil in the financial markets and the associated decline in the Company's stock price and an impairment to the carrying value of Genomics Collaborative division goodwill as the Company placed this division for sale during the year ended September 30, 2006.

The changes in the carrying value of goodwill during the years ended September 30, 2008, 2007 and 2006 are summarized as follows:

Balance as of September 30, 2005	$ 38,311,245
Goodwill impairment Genomics Collaborative division	(13,384,849)
Goodwill earn-out to BioMedical Resources, Inc.	200,000
Goodwill acquired Celliance division	2,236,163
Balance as of September 30, 2006	27,362,559
Goodwill adjustments during year	—
Balance as of September 30, 2007	27,362,559
Goodwill impairment Diagnostics & Biopharmaceutical Products	(7,986,481)
Balance as of September 30, 2008	$ 19,376,078

Other intangible assets consist primarily of values assigned to various identifiable intangible assets via the appraisal process as part of the allocation of assets in business combinations. In this process, values are assigned to contracts, customer relationships, technology, trade names and trademarks using various valuation techniques including the expected present value of future cash flows. The intangible assets are amortized over their expected useful lives.

Income taxes. As part of the process of preparing financial statements, management is required to estimate the Company's income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the Company's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established. To the extent management establishes a valuation allowance or increases this allowance in a period, an increase to expense within the provision for income taxes in the statement of operations will result.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded in connection with the deferred tax assets. The Company has recorded a valuation allowance of $26.4 and $25.4 million as of September 30, 2008 and 2007, respectively, due to uncertainties related to the Company's ability to utilize the deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on management's current estimates of taxable income for the jurisdictions in which SeraCare operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting SeraCare's financial position. Should realization of these deferred assets previously reserved occur, the provision for income tax would decrease, raising income and positively impacting SeraCare's financial position. In addition, any interest and penalties assessed by the taxing authorities are recorded as selling, general and administrative expense.

Earnings Per Share. The Company calculates basic and diluted earnings per share in accordance with SFAS No. 128, *"Earnings per Share"* ("SFAS 128"). Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by considering the dilutive impact of common stock equivalents (e.g., outstanding stock options, stock units and convertible debt) under the treasury stock method as if they were converted into common stock as of the beginning of the period or as of the date of grant, if later.

Deferred Financing Costs. The Company capitalizes costs directly related to debt financing and amortizes such costs over the term of the financing. These costs are being amortized using the straight-line method. Deferred financing costs amortized to interest expense for the years ended September 30, 2008, 2007 and 2006 was approximately $0.2 million, $0.1 million and $0.1 million respectively. During the year ended September 30, 2006, the Company wrote-off an additional $0.3 million of deferred financing costs to interest expense related to the Company defaulting on the outstanding loans in fiscal 2006.

Stock-Based Compensation. On October 1, 2005, the Company adopted SFAS No. 123 (Revised 2004), *"Share-Based Payments"* ("SFAS 123R"), which requires the Company to recognize share-based payments to employees, directors and others as compensation expense using a fair value-based method in the results of operations. Compensation expense of $1.8 million, $2.4 million and $0.8 million was recognized in the years ended September 30, 2008, 2007 and 2006, respectively, for all awards granted on or after October 1, 2005 as well as for the unvested portion of awards granted before October 1, 2005.

Stock-based compensation expense is estimated as of the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. The Company estimates the fair value of the Company's stock options using the Black-Scholes option-pricing model and the fair value of the Company's restricted stock awards and stock units based on the quoted market price of the Company's common stock. The Company recognizes the associated compensation expense on a graded vesting method over the vesting periods of the awards, net of estimated forfeitures. Forfeiture rates are estimated based on historical pre-vesting forfeiture history and are updated to reflect actual forfeitures of unvested awards and other known events. Management believes this graded vesting methodology is a truer reflection of the expenses incurred for the options granted than the alternative straight-line method.

Estimating the fair value for stock options requires judgment, including estimating stock-price volatility, expected term, expected dividends and risk-free interest rates. The expected volatility rates are based on the historical fluctuation in the stock price since inception. The average expected term was calculated using SAB No. 107, *"Simplified Method for Estimating the Expected Term."* Expected dividends are estimated based on the Company's dividend history as well as the Company's current projections. The risk-free interest rate for periods approximating the expected terms of the options is based on the U.S. Treasury yield curve in effect at the time of grant. These assumptions will be updated at least on an annual basis or when there is a significant change in circumstances that could affect these assumptions.

Recent Accounting Pronouncements

SFAS No. 157, Fair Value Measurements

SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), has been issued by the Financial Accounting Standards Board (the "FASB"). This new standard provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Currently, over 40 accounting standards within GAAP require (or permit) entities to measure assets and liabilities at fair value. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarified the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.

The FASB agreed to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FASB again rejected the proposal of a full one-year deferral of the effective date of SFAS 157. SFAS 157 was issued in September 2006, and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Accordingly, the Company will adopt this statement on October 1, 2008 for assets and liabilities not subject to the deferral and October 1, 2009 for all other assets and liabilities. The Company is currently assessing the impact of this statement.

SFAS No. 141 (Revised 2007), Business Combinations

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), *"Business Combinations"* ("SFAS 141R"). Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

- acquisition costs will be generally expensed as incurred;
- noncontrolling interests will be valued at fair value at the acquisition date;
- acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date until the completion or abandonment of the associated research and development efforts;
- restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

- changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, the Company will adopt this statement on October 1, 2009. The Company is currently assessing the impact of this statement.

SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51"

On December 4, 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, the Company will adopt this statement on October 1, 2009. The Company is currently assessing the impact of this statement.

FIN No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"

FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"* ("FIN 48") was issued on July 13, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes"*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The Company adopted FIN 48 on October 1, 2007. FIN 48 did not have a material effect on the Company's condensed financial position, results of operations or cash flows.

3. Reorganization

On March 22, 2006, the Company filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (the "Bankruptcy Court"). This action was triggered by the notice of default and acceleration of debt from its senior secured lenders and the cross-default of another secured debt facility. The default was due to the violation of certain financial covenants and the failure to deliver annual audited financial statements on a timely basis. Subsequently, the Bankruptcy Court allowed the Company to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and the orders of the Bankruptcy Court.

The Company emerged from bankruptcy protection under the Joint Plan of Reorganization (the "Plan of Reorganization") which was confirmed by the Bankruptcy Court on February 21, 2007 and after each of the conditions precedent to the consummation was satisfied or waived, became effective May 17, 2007. The Plan of Reorganization allowed SeraCare to pay off all its creditors in full and exit bankruptcy under the ownership of its existing shareholders and provided for the settlement of SeraCare's alleged liabilities in a previously filed shareholders' class action lawsuit. Accordingly, each of the Revolving/Term Credit and Security Agreement between the Company, Union Bank of California and Brown Brothers Harriman & Co. and the Subordinated Note Agreement between the Company and Barry Plost, Bernard Kasten and Jacob Safier was terminated and the principal amount and interest outstanding under each agreement was paid off with the proceeds from the Rights Offering.

Reorganization items include legal, accounting and other professional fees related to the Company's bankruptcy proceedings, reorganization, litigation, relisting on NASDAQ and efforts to become compliant with the Securities and Exchange Commission ("SEC"). These expenses totaled $1.3 million, $5.2 million and $9.4 million in the fiscal years ended September 30, 2008, 2007 and 2006, respectively.

4. Inventory

Inventory consists of the following:

	At September 30,	
	2008	2007
Raw materials and supplies	$ 2,177,933	$ 1,244,399
Work-in process	1,494,030	1,126,113
Finished goods	11,985,479	7,156,639
Gross inventory	15,657,442	9,527,151
Reserve for obsolete inventory	(3,503,551)	(2,210,636)
Net inventory	$12,153,891	$ 7,316,515

5. Property and Equipment

Property and equipment consist of the following:

	At September 30, 2008	At September 30, 2007
Land and building	$ —	$ 2,393,924
Furniture and equipment	3,103,237	1,985,519
Computer equipment and software	644,195	592,277
Construction in progress	727,692	113,962
Leasehold improvements	4,919,596	2,147,110
	9,394,720	7,232,792
Less: accumulated depreciation and amortization	(3,176,478)	(2,987,076)
Property and equipment, net	$ 6,218,242	$ 4,245,716

Depreciation expense, including amortization of property under capital leases, was $1.0 million, $1.1 million and $1.6 million for the years ended September 30, 2008, 2007 and 2006, respectively.

6. Asset Held For Sale

On October 1, 2007, the Company signed a lease agreement which enabled it to consolidate all of its Massachusetts operations into its Milford facility during fiscal 2008. As a result, the Company began marketing the West Bridgewater facility and land for sale. The net book value of these assets is $1.9 million as of September 30, 2008.

7. Long-Term Debt

Long-term debt consists of the following:

	At September 30, 2008	At September 30, 2007
Real property mortgage note	$ 1,940,448	$2,052,209
Capital leases	157,986	246,930
Total debt	2,098,434	2,299,139
Less current portion	(2,037,396)	(187,771)
Total long-term debt	$ 61,038	$2,111,368

GE Capital Credit and Security Agreement

On June 7, 2007, the Company entered into a three-year Credit and Security Agreement, dated as of June 4, 2007, with Merrill Lynch Capital (now GE Capital) pursuant to which a $10.0 million revolving loan facility was made available to the Company. Obligations under the Credit and Security Agreement are secured by substantially all the assets of the Company excluding the Company's real property located at its West Bridgewater facility, which is subject to a separate mortgage note. The revolving credit facility, which may be used for working capital and other general corporate purposes, is governed by a borrowing base. The loan bears interest at a rate per annum equal to 2.75% over LIBOR. Interest is payable monthly. Amounts under the revolving loan facility may be repaid and re-borrowed until June 4, 2010. Mandatory prepayments of the revolving loan facility are required any time the outstanding revolving loan balance exceeds the borrowing base. The agreement contains standard representations, covenants and events of default for facilities of this type. In addition, the agreement prohibits the payment of dividends during the term of the agreement. Occurrence of an event of default allows the lenders to accelerate the payment of the loans and/or terminate the commitments to lend, in addition to the exercise of other legal remedies, including foreclosing on collateral. As of September 30, 2008, $5.6 million was available for borrowing at an interest rate of 6.45%. There were no draw downs on the line of credit during the year ended September 30, 2008. The Company utilized the line of credit in November 2008. As of November 30, 2008, the balance outstanding under the line of credit was $2.3 million.

Brown Brothers Harriman/Union Bank of California, N.A. Revolving/Term Credit and Security Agreement

The Company entered into a four-year $25.0 million Revolving/Term Credit and Security Agreement with Brown Brothers Harriman & Co. as the collateral agent and Union Bank of California, N.A. as the administrative agent (the "Credit Agreement"), pursuant to which a $15.0 million term loan facility (the "Term Loan Facility") and a $10.0 million revolving loan facility ("Revolving Loan Facility") were made available to the Company and became effective September 14, 2004. Obligations under the Credit Agreement were secured by substantially all the assets of the Company excluding the Company's real property located at its West Bridgewater facility, which is subject to a separate mortgage note. On September 14, 2004, the Company used the proceeds of $15.0 million of the Term Loan Facility and $6.0 million of the Revolving Loan Facility under the Credit Agreement to fund a portion of the acquisition of substantially all of the assets of the BBI Diagnostics and BBI Biotech Research Laboratories, Inc. ("BBI Biotech") divisions of Boston Biomedica, Inc. ("BBI") (the "BBI Acquisition") and to repay amounts outstanding under an existing credit agreement, which was terminated. The Revolving Loan Facility, which was available for working capital and other general corporate purposes, was governed by a borrowing base equal to 60% to 80% of eligible accounts receivable and the lesser of $7.5 million or 30% of eligible inventory.

On October 3, 2005, the Company entered into an amendment to its Credit Agreement with the lenders named therein, Brown Brothers Harriman & Co. and Union Bank of California, N.A. The amendment (a) increased the aggregate revolving loan commitment by $15.0 million from $10.0 million to $25.0 million; (b) added a swing line facility in the amount of $2.0 million; and (c) made certain other modifications as set forth therein.

The Credit Agreement contained standard representations, covenants and events of default for facilities of this type. Occurrence of an event of default allowed the lenders to accelerate the payment of the loans and/or terminated the commitments to lend, in addition to the exercise of other legal remedies, including foreclosing on collateral.

The Credit Agreement between the Company, Union Bank of California and Brown Brothers Harriman & Co. was terminated and the principal amount and interest outstanding was paid off with the proceeds from the Rights Offering in May 2007.

Real Property Mortgage Note

Pursuant to the BBI Acquisition, the Company entered into an Assumption and Modification Agreement, dated as of September 14, 2004 (the "Assumption Agreement"), with Commerce Bank & Trust Company ("Commerce Bank"), pursuant to which the Company assumed certain of BBI's obligations under the loan documents referenced therein (the "Loan Documents"). The obligations assumed by the Company include a promissory note (the "Note") with an outstanding principal balance of approximately $2.3 million. The Note is secured by a mortgage on the real property located at 375 West Street, West Bridgewater, Massachusetts (the "Real Property"), which was acquired by the Company pursuant to the BBI Acquisition. The Company also entered into a Guaranty (the "Guaranty") in favor of Commerce Bank, to secure its obligations under the Loan Documents. The outstanding principal balance under the Note bears interest at a rate per annum of 9.75%

until February 25, 2005, at which time the rate per annum adjusted to a rate equal to 0.75% in excess of Commerce Bank's published corporate base rate. The effective interest rate as of September 30, 2008 was 5.75%. The unpaid principal and interest under the Note is due and payable in full on August 31, 2009, although the Note may be repaid in whole or part, at any time, without penalty. The outstanding principal balance under the Note, together with all unpaid interest, may be accelerated and become immediately due and payable following a default under the Note or the loan agreement (and the expiration of applicable cure periods) or if the Real Property is transferred by the Company to a third party without Commerce Bank's consent.

Subordinated Notes

On September 14, 2004, the Company entered into a four-and-one-half-year $4.0 million Subordinated Note Agreement ("Subordinated Note Agreement") with certain lenders. Two of the three lenders (Barry Plost and Dr. Bernard Kasten who collectively held $3.5 million) were members of the Board of Directors of the Company, and the administrative agent was a corporation controlled by Mr. Plost. The Company issued the $4.0 million in notes under the Subordinated Note Agreement to fund a portion of the purchase price for the BBI Acquisition. Until September 15, 2006, the notes bore interest at a rate equal to 14% per annum, increasing thereafter to 16% per annum. Interest was payable monthly in cash, except that any amount in excess of 14% per annum shall be paid in kind, unless payment in cash was permitted under the Credit Agreement and the Company elected to pay such amount in cash. The notes were due on March 15, 2009 and had no scheduled prepayments or sinking fund requirements. The notes could have been repaid at any time prior to March 15, 2005 in an amount equal to the principal thereof plus accrued interest. At any time after March 15, 2005 until and including March 15, 2008, the notes may have been repaid only with the repayment of a fee equal to 3% (initially) of the amount to be repaid, declining each year by 1%. Mandatory prepayment of the notes was required upon a change of control in an amount equal to 101% of the principal thereof, plus accrued interest.

The Subordinated Note Agreement was secured by substantially all the assets of the Company, second in priority to the lien securing obligations under the Credit Agreement, and was subordinated in right of payment to obligations under the Credit Agreement.

The Subordinated Note Agreement contained standard representations, covenants and events of default for facilities of this type. Occurrence of an event of default allowed the holders to accelerate payment of the notes, in addition to the exercise of other legal remedies, including foreclosing on collateral, subject to the provisions of the subordination agreement with the lenders under the Credit Agreement.

The Subordinated Note Agreement was terminated and the principal amount and interest outstanding under each note was paid off with the proceeds from the Rights Offering during May 2007.

Aggregate Maturities

The aggregate maturities of long-term debt (including capital leases) for each of the five fiscal years subsequent to September 30, 2008 are as follows:

2009	$2,037,396
2010	30,743
2011	17,931
2012	12,364
	$2,098,434

8. Commitments and Contingencies

The Company is involved from time to time in litigation incidental to the conduct of the Company's business, but except as noted below, the Company is not currently a party to any material lawsuit or proceeding.

Chapter 11 Bankruptcy

On March 22, 2006, SeraCare Life Sciences, Inc., a California corporation (the "Debtor"), filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. On February 21, 2007, the Bankruptcy Court entered an order confirming the Plan of Reorganization. The Plan of Reorganization became effective on May 17, 2007, on which date the provisions of the Plan of Reorganization became operative and the transactions contemplated by the Plan of Reorganization were consummated. All items under the Plan of Reorganization have been completed as of September 30, 2008.

Shareholder Litigation

The Company and certain of its former officers and directors and one of its current directors were named in a number of federal securities class action lawsuits as well as federal and state derivative class action lawsuits. Beginning on December 22, 2005, the first of seven shareholder class action complaints was filed in the United States District Court for the Southern District of California. Those cases were subsequently consolidated under the caption *In re SeraCare Life Sciences, Inc. Securities Litigation*, Master File No. C-05-2335-H. On September 4, 2007, the United States District Court for the Southern District of California approved the motion for final settlement of the federal class actions and entered an order of settlement and final judgment dismissing with prejudice the claims. There were no objections to the final settlement. Shareholders owning a nonmaterial number of shares opted out of the final settlement. Pursuant to the settlement, $4.4 million was provided pursuant to the Company's insurance policy with Carolina Casualty, of which $3.0 million was awarded to the plaintiffs, $0.5 million was reserved to cover ongoing legal expenses for directors and officers related to the SEC and Department of Justice ("DOJ") investigation (described below) and the remaining $0.9 million was reserved to cover the defendants' previously incurred legal expenses. All of the defendants in the lawsuit settled with the Company by waiving any future indemnification with respect to the DOJ investigation and/or other matters in exchange for being released by the Company with respect to any derivative action.

Department of Justice/Securities and Exchange Commission

In the first half of 2006 while the Company was under prior management, the Company and certain former officers and directors were served with grand jury subpoenas by the U.S. Attorney's Office for the Southern District of California requesting the production of certain documents. At about the same time, the Company learned that the staff of the Securities and Exchange ("SEC"), Division of Enforcement was also conducting an investigation focused on the Company's financial statements filed with the SEC prior to September 30, 2005, the accounting documentation related to these financial statements and the ability of the Company's auditors to rely on representations of the Company's former management. In September 2008, the SEC notified the Company that the SEC completed its investigation of the Company and does not intend to recommend any enforcement action against the Company. The Company is cooperating fully with the requests of the U.S. Attorney's Office.

CTL Analyzers, LLC

In July 2006, CTL Analyzers, LLC ("CTL"), a medical technology company that makes devices to measure cellular immune responses, asserted a claim for breach of contract under the Company's Plan of Reorganization in the Bankruptcy Court. The Company had objected to such claim. During June 2008, the

Company and CTL reached a settlement of approximately $0.1 million, which was paid in July 2008. The settlement did not have a material impact on the Company's financial statements.

Purchase Commitments and Suppliers

At September 30, 2008 the Company was obligated to purchase $0.2 million and $0.1 million during fiscal 2009 and 2010, respectively. These purchase obligations are for miscellaneous operating contracts and capital projects.

For the year ended September 30, 2008, approximately 45% of materials purchases were from three suppliers. These suppliers represented 8% of the September 30, 2008 accounts payable. While there are some materials that the Company obtains from a single supplier, the Company is not dependent on any one supplier or group of suppliers for the Company's business as a whole. Raw materials are generally available from a number of suppliers. The Company's normal contract terms are FOB SeraCare's dock with payment terms of 30-45 days. The Company's agreement with Instituto Grifols S.A. for the supply of therapeutic grade human serum albumin lapsed during fiscal 2006 and was not renewed although Grifols continued to supply us for certain customers through December 2007. The Company signed a contract in July 2007 with Octapharma USA, Inc. for the supply of therapeutic grade human serum albumin.

Risks and Uncertainties, Significant Customers and Sales Commitments

Storage of plasma and plasma products, labeling, and distribution activities are subject to strict regulation and licensing by the FDA. All of the Company's facilities are subject to periodic inspection by the FDA. Failure to comply or correct deficiencies with applicable laws or regulations could subject the Company to enforcement action, including product seizures, recalls, and civil and criminal penalties. Any one or more could have a material adverse effect on the Company's business.

Laws and regulations with similar substantive and enforcement provisions are also in effect in many of the states and municipalities where the Company does business. Any change in existing federal, state or municipal laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have an adverse effect on the Company's business.

For the year ended September 30, 2008, approximately 30% of revenue was from two customers. These customers represented 32% of the accounts receivable as of September 30, 2008. For the year ended September 30, 2007, approximately 28% of revenue was from two customers. These customers represented 32% of the accounts receivable as of September 30, 2007. For the year ended September 30, 2006, approximately 16% of revenue was from one customer.

Information regarding the Company's geographical concentration of revenue is as follows:

	Year Ended September 30,		
	2008	2007	2006
United States	$41,247,822	$37,143,056	$34,573,454
Europe	5,603,150	8,190,674	11,422,163
Asia	1,312,085	998,169	2,438,994
Other	803,591	971,696	741,246
Total	$48,966,648	$47,303,595	$49,175,857

SeraCare has three non-exclusive licensing agreements with the NIH. These agreements provide SeraCare with access to certain NIH cell lines that are used in the manufacture of certain bulk, control or panel products. SeraCare has royalty obligations under each of these agreements. The Company had royalty expenses of $0.1 million to the NIH under the three agreements on net sales generated during each of the fiscal years ended September 30, 2008, 2007 and 2006.

SeraCare also has a non-exclusive licensing agreement with Millipore Corporation ("Millipore") under which Millipore pays for use of hybridoma cell lines that are proprietary to SeraCare. The cell lines generate monoclonal antibodies used in Millipore's products. Under the agreement, Millipore is obligated to pay SeraCare 30% of net sales generated by related products. The Company received $0.1 million from Millipore under this agreement during the fiscal years ended September 30, 2008 and 2007 and an immaterial amount during the fiscal year ended September 30, 2006.

9. Leases

On October 1, 2007, the Company entered into a lease agreement pursuant to which the Company is leasing an additional 23,000 square feet for a total of approximately 60,000 rentable square feet in three buildings in a business park in Milford, Massachusetts. The initial term of the lease agreement is approximately ten years and expires in January 2018. The lease may be extended by the Company for three successive extension terms of five years each, subject to certain conditions set forth in the lease agreement. The new campus expands upon space currently occupied by the Company at the Milford site. Renovations on the buildings in the new Milford facility began in early October 2007. In January 2008, the Company moved its headquarters from its West Bridgewater, Massachusetts facility to its Milford facility and moved the manufacturing operations from West Bridgewater to Milford during the fourth quarter of fiscal 2008. The Milford facility houses SeraCare's entire Massachusetts operations, including the Company's corporate headquarters. The renovations to the Milford facility have generated an increase of $3.7 million in capital expenditures related to leasehold improvements and equipping the corporate headquarters. The Company has been reimbursed $1.2 million by the landlord and has recorded a deferred lease liability which will be recognized over the term of the lease using the straight-line method. The Company is also accounting for the lease expense using the straight-line method which results in a deferred lease liability. As of September 30, 2008, the total deferred lease liability for this facility was $1.4 million.

In addition, the Company is currently leasing properties in Frederick, Maryland and Gaithersburg, Maryland and these leases expire July 2015 and October 2017, respectively, and currently consist of approximately 65,000 square feet and 36,000 square feet, respectively. These properties include laboratories, refrigerated storage facilities and administrative offices. These leases are accounted for as operating leases using the straight-line method.

On April 3, 2007, the Company entered into a 60 month capital lease for testing equipment. On November 18, 2004, the Company entered into a 60 month capital lease for various equipment. The Company had equipment related to capital leases of $0.4 million at both September 30, 2008 and 2007 and accumulated amortization was $0.2 million and $0.1 million, respectively.

Future minimum rental obligations under the aforementioned lease agreements are as follows:

	Capital Leases	Operating Leases	Total Leases
Fiscal years ended September 30,			
2009	$106,984	$ 2,304,743	$ 2,411,727
2010	34,439	2,403,099	2,437,538
2011	19,930	2,538,307	2,558,237
2012	12,766	2,619,312	2,632,078
2013	—	2,691,708	2,691,708
Thereafter	—	9,582,134	9,582,134
Total minimum lease payments	174,119	$22,139,303	$22,313,422
Less: amounts representing interest	(16,133)		
Present value of future minimum capital lease payments	$157,986		

Rent expense amounted to $3.0 million, $2.2 million and $2.9 million for the years ended September 30, 2008, 2007 and 2006, respectively. Rent expense is recognized on a straight-line basis over the term of the lease agreement. During the year ended September 30, 2007, the Company terminated the lease for the Genomics Collaborative division facility. The breakage fee of $0.3 million is included in discontinued operations.

10. Income Taxes

Income tax expense from continuing operations consists of the following:

	Year Ended September 30,		
	2008	2007	2006
Current provision (credit):			
Federal	$ (237,580)	$ 18,763	$ —
State	(138,201)	57,208	(30,878)
Total current provision (credit)	(375,781)	75,971	(30,878)
Deferred tax provision (benefit):			
Federal	(3,289,869)	(4,662,418)	(2,871,087)
State	2,227,234	(1,325,667)	(878,805)
Total deferred provision (credit)	(1,062,635)	(5,988,085)	(3,749,892)
Total provision (credit)	(1,438,416)	(5,912,114)	(3,780,770)
(Decrease) increase in valuation allowance	1,062,635	5,988,085	3,749,892
Total income tax (benefit) expense	$ (375,781)	$ 75,971	$ (30,878)

The provision for income taxes based on income before taxes differs from the amount obtained by applying the statutory federal income tax rate to income before taxes as follows:

	Year Ended September 30,		
	2008	2007	2006
Computed provision for taxes	34.0%	34.0%	34.0%
State taxes	(1.5)%	(0.3)%	0.2%
General business credits	—%	3.7%	2.6%
Other, net	(9.9)%	(3.5)%	(5.1)%
Change in valuation allowance	(19.5)%	(34.5)%	(31.4)%
Total provision, net of valuation allowance	3.1%	(0.6)%	0.3%

	As of September 30,		
	2008	2007	2006
Net operating loss carryforwards:			
Federal	$39,243,000	$45,300,000	$31,400,000
State	$48,836,000	$49,100,000	$36,300,000

	As of September 30,		
	2008	2007	2006
Deferred tax assets	$ 26,420,648	$ 26,381,601	$ 19,828,083
Less: valuation allowances	(26,420,648)	(25,358,013)	(19,228,826)
Net deferred tax asset	—	1,023,588	599,257
Deferred tax liability	—	(1,023,588)	(599,257)
Net deferred tax asset	$ —	$ —	$ —

Deferred tax assets as of September 30, 2008, 2007 and 2006 relate primarily to federal and state net operating loss carryforwards that begin to expire during 2024. The realization of deferred tax assets is dependent upon the Company's ability to generate taxable income in future years. Because management does not believe that it is more likely than not that the deferred tax assets will be realized, a full valuation allowance has been established. The deferred tax liability relates primarily to timing differences in depreciation and amortization expense.

The Company recorded a current tax benefit of $0.4 million for the year ended September 30, 2008 as a result of amending previously filed federal and state income tax returns.

The Company adopted FIN 48, effective October 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The adoption of FIN 48 did not have an effect on the Company's financial position or results of operations.

The Company files a U.S. federal income tax return as well as various state income tax returns. The Company is no longer subject to tax examinations for years ending before September 30, 2005, except to the extent that it utilizes net operating losses or tax credit carryforwards that originated before such time. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months. The Company has not incurred any interest or penalties. In the event that the Company is assessed interest or penalties at some point in the future, they will be classified in the financial statements as selling, general and administrative expense.

11. Related Party Transactions

The following is a description of the transactions the Company has engaged in with the Company's directors and officers and beneficial owners of more than five percent of the Company's voting securities and their affiliates:

The Company did not enter into any related party transactions during the year ended September 30, 2008.

During the year ended September 30, 2007, the Company entered into the following related party transactions:

- Harbinger Capital Partners Master Fund I Ltd. and Harbinger Capital Partners Special Situations Fund L.P. (collectively, "Harbinger"), a greater than 5% beneficial owner of the Company, appointed two directors to the Company's Board of Directors pursuant to the Plan of Reorganization.
- Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd. (collectively, "Black Horse Capital"), a greater than 5% beneficial owner, appointed one director to the Company's Board of Directors pursuant to the Plan of Reorganization.
- Barry Plost and Bernard L. Kasten, two former directors, were parties to the Subordinated Note Agreement between the Company and one other note holder. There was no related party interest expense during the year ended September 30, 2008. During the years ended September 30, 2007 and 2006, the Company incurred related party interest expense of $0.3 million and $0.5 million, respectively. The debt was paid in full with the proceeds of the Rights Offering and the agreement was terminated in May 2007. The Company therefore had no liability for these notes at September 30, 2008 or 2007.

During the year ended September 30, 2006, the Company entered into the following related party transactions:

The Company was party to an agreement with Biomat USA, Inc., the Company's former parent, which sets forth the terms and conditions pursuant to which Biomat USA, Inc. supplied the Company with certain plasma products until January 2006 at prices which were agreed upon on an annual basis. Under this agreement, Biomat USA, Inc. also provided plasmapheresis services to donors referred by the Company, including collecting, testing and delivering plasma. The plasma products provided by Biomat USA, Inc. to the Company under this agreement were subject to minimum quality specifications set forth in the agreement and were subject to specifications for delivery, storage and handling of the plasma in accordance with applicable laws, industry standards and good manufacturing practices.

The Company was also party to an agreement with Instituto Grifols S.A. (a subsidiary of Probitas Pharma S.A.), under which Instituto Grifols S.A. supplied it with human serum albumin, which the Company then distributed to various biotech companies. Under this agreement, Instituto Grifols S.A. also supplied the Company with therapeutic grade human serum albumin for use in diagnostic products. The Company obtained a substantial portion of its revenue and operating margin from sales of products incorporating the therapeutic grade human serum albumin supplied by Instituto Grifols S.A. under this agreement. The agreement was amended in 2001 to extend its term until March 31, 2006 and was not extended after March 31, 2006 although Grifols continued to supply us for certain customers through December 2007. Probitas Pharma S.A. held a five-year warrant to purchase 563,347 shares of the Company's common stock. During the period ended September 30, 2005, the warrant was subsequently assigned by Probitas Pharma to four investors who exercised these warrants in fiscal 2006. Mr. Plost, the former Chairman of the Board of Directors of the Company during fiscal 2005 and fiscal 2006, was the president of Biomat USA, Inc. and served as a director of Probitas Pharma S.A.

On September 25, 2001, Probitas Pharma S.A., through its subsidiary Instituto Grifols S.A., acquired Biomat USA, Inc. The Company purchased from subsidiaries of Biomat USA, Inc. products and services totaling $8.5 million during the year ended September 30, 2006.

Jerry L. Burdick, a former director and the former Secretary of the Company was also a consultant to the Company from August 2004 until March 2006. The Company paid Mr. Burdick a monthly retainer fee of $10,000 plus an hourly consulting fee for services performed. The Company purchased services totaling $0.1 million during the year ended September 30, 2006.

12. Stockholders' Equity

As of September 30, 2005, the total number of shares outstanding was 13,534,861. In fiscal 2006, employees exercised 56,666 incentive stock options and purchased 3,268 shares through the ESPP. Board members exercised 210,000 options. Finally, 478,153 options were exercised in relation to a supply agreement from 2001 with Probitas Pharma.

In fiscal 2007, Board members exercised 25,000 options. In addition, the Company raised capital through a rights offering, which entitled each holder of common stock to purchase its pro rata share (the "Rights Offering"). Unexercised subscription rights were purchased by the backstop purchasers. Through the Rights Offering the Company issued 4,250,000 shares of common stock at $4.75 per share. The $20.2 million raised through the Rights Offering was used to settle the claims and administrative cost of the bankruptcy. The Company incurred $0.6 million of costs related to the Rights Offering.

Prior to the merger of SeraCare Life Sciences, Inc., a California corporation, into SeraCare Reorganization Company, Inc., a Delaware corporation, SeraCare Life Sciences, Inc. was authorized to issue up to 25,000,000 shares of common stock and 25,000,000 shares of preferred stock at no par value. Subsequent to the merger, SeraCare Reorganization Company, Inc. is authorized to issue 35,000,000 shares of common stock and 5,000,000 shares of preferred stock at $0.001 par value. The Board of Directors may, without further action by the Company's shareholders, issue preferred stock in one or more series. These terms may include voting rights, preferences as to dividends and liquidation, and conversion and redemption rights.

During fiscal 2008, the non-employee directors were issued a total of 7,632 shares of the Company's common stock.

As of September 30, 2008, the total number of shares outstanding was 18,565,580.

The Company is prohibited from paying dividends under the Credit and Security Agreement with GE Capital.

13. Stock-Based Compensation Plans

The Company's Amended and Restated 2001 Stock Incentive Plan (the "Plan") provides for the issuance of up to 1,800,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) pursuant to awards granted under the Plan. These include non-qualified stock options, incentive stock options, restricted stock, stock units, stock bonuses, dividend equivalents, deferred payment rights and other awards. Incentive stock options covering up to 1,000,000 shares may be granted under the Plan. Unless the Compensation Committee otherwise provides, stock options vest ratably over three years. The maximum term of stock options is ten years. Options that are granted to Board members generally vest over one year on a quarterly basis or immediately upon grant. No restricted stock has been issued under the Plan.

As of September 30, 2007, options to purchase 741,500 shares of common stock remained outstanding. As of September 30, 2008, 618,876 shares of common stock remain available for future grants under the Plan. Options covering 211,492 shares of common stock have been exercised under the Plan. During fiscal 2008, options to purchase 490,000 shares of common stock were issued under the Plan. Employees and members of the Board of Directors received options to purchase 70,000 shares and 420,000 shares of common stock, respectively. In addition, 7,632 shares of common stock were issued to the non-employee directors. In fiscal 2008, options to purchase 269,500 shares of common stock expired. No options to purchase shares of common stock were exercised during fiscal 2008. As of September 30, 2008, options to purchase 962,000 shares of common stock remained outstanding, of which 464,500 were exercisable.

Options Granted Outside of the Plan

As of September 30, 2007, options to purchase 700,000 shares of common stock were issued outside the Plan. During fiscal 2008, there was no activity outside of the Plan. As of September 30, 2008, options to purchase 700,000 shares were outstanding, of which 383,333 were exercisable. These options vest in equal annual installments over a period of three years and have a maximum term of ten years.

A summary of the Company's options as of September 30, 2008 and changes during the year then ended is presented below:

Options	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (In years)	Aggregate intrinsic value
Outstanding September 30, 2007	1,441,500	$7.57		
Granted	490,000	$5.35		
Exercised	—	$ —		
Cancelled/Forfeited	(269,500)	$6.35		
Outstanding September 30, 2008	1,662,000	$7.11	5.18	$—
Exercisable at September 30, 2008	847,833	$8.55	4.83	$—

There was no intrinsic value for options currently exercisable or options outstanding at September 30, 2008 as the exercise price exceeded the stock price at September 30, 2008. The Company's stock price closed at $2.99 on September 30, 2008. Intrinsic value for stock options is defined as the difference between the current market value of the stock and the exercise price. The intrinsic value represents the value that would have been received by the option holders had the option holders exercised all of their options as of that date.

On October 1, 2005, the Company adopted the fair value recognition provision of SFAS 123R using the modified-prospective transition method. Therefore, compensation expense recognized during each of the three years in the period ended September 30, 2008 includes compensation expense for all awards issued subsequent to October 1, 2005 under the provisions of SFAS 123R. Also included in the compensation expense are awards which were issued prior to the adoption of SFAS 123R and had any portion of the original grant date fair value unvested at the date of adoption. The Company recognizes compensation costs net of estimated forfeitures on a graded vesting basis over the vesting period for each award. All grants contain accelerated vesting provisions in the event of a change in control and certain agreements contain acceleration provisions for dismissal that is not for cause.

In November 2005, the FASB staff issued FASB Staff Position ("FSP") No. FAS 123R-3, *"Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards"*. This FSP provides an elective simplified method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R and reported in the Statement of Cash Flows. The Company has evaluated available transition methodologies to calculate its pool of excess tax benefits. As a result of this evaluation, the Company has elected to apply the traditional methodology of SFAS 123R rather than the alternative methodology of the FSP.

The Company utilizes the graded vesting method to record stock-based compensation expense. Management believes this methodology is a truer reflection of the expenses incurred for the options granted than the alternative straight-line method.

The following table presents stock-based compensation expense included in our statements of operations:

	Year Ended September 30,		
	2008	2007	2006
Cost of revenue	$ 252,859	$ 85,331	$155,569
Research and development expense	67,435	8,863	33,639
Selling, general and administrative expenses	1,528,486	2,304,145	606,034
Total stock based compensation expense	$1,848,780	$2,398,339	$795,242
Incremental charge to earnings per share			
Basic and diluted	$ 0.10	$ 0.15	$ 0.06

No stock-based compensation expense was capitalized during fiscal 2008, 2007 or 2006. Included in the amount of compensation expense recorded in fiscal 2007 and 2006 is stock compensation expense which relates to the modification of options as discussed below. The Company had no income tax benefit recognized in the income statement for share-based compensation arrangements during each of the three years in the period ended September 30, 2008.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Because the Black-Scholes option-pricing model incorporates ranges of assumptions for inputs, those ranges are disclosed. The expected volatility was calculated based on the historical fluctuation of the stock price for a term equivalent to the expected term of the options at the grant date. The average expected term was calculated using the SAB 107 simplified method for estimating the expected term. The risk-free interest rate is based on the U.S. Treasury constant maturities with a term equivalent to the expected term of the options at the grant date. The dividend yield assumption is based on history and expectation of paying no dividends. The fair value is then amortized on a graded basis over the vesting period. The assumptions used in the Black-Scholes option-pricing model are as follows:

	Year Ended September 30,		
	2008	2007	2006
Expected stock volatility	84.17-91.74%	79.70-95.44%	61.85-78.95%
Weighted-average volatility	89.05%	83.61%	77.56%
Risk free interest rate	1.85-3.61%	4.55-4.79%	4.60-4.76%
Expected term of options (years)	2.81-3.50	2.50-6.00	3.50-6.00
Expected annual dividend per share	0%	0%	0%

The weighted-average grant date fair value of options granted during the years ended September 30, 2008, 2007 and 2006 was $3.18, $4.09 and $4.24, respectively. The intrinsic value of the options exercised during the year ended September 30, 2007 was less than $0.1 million and $7.6 million during fiscal 2006. There were no options exercised during fiscal 2008.

SFAS 123R requires the cash flows from the tax benefits from deductions in excess of the compensation expense recognized for those options (excess tax benefits) to be classified as financing cash flows. There was no excess cash tax benefit classified as a financing cash inflow for the three years in the period ended September 30, 2008.

As of September 30, 2008, there was $1.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.25 years. The total fair value of shares vested during the years ended September 30, 2008, 2007 and 2006 was $1.8 million, $2.4 million and $0.8 million, respectively.

On May 8, 2006, the Compensation Committee of the Board of Directors voted to reprice outstanding employee stock options subject to the approval of the Bankruptcy Court. Such approval occurred on May 26, 2006 and the options were repriced to $5.45, at the lower of the exercise price of the subject stock options or 110% of the closing price on May 26, 2006 which equaled $5.45. Options to purchase 456,501 shares of common stock were subject to the repricing with original option prices ranging from $3.00 to $17.85. The expense that relates to the modification of the exercise price on vested stock options as of the modification date under SFAS 123R was $0.1 million. The expense was charged to compensation expense during the year ended September 30, 2006. The modification also resulted in additional compensation expense on unvested options of $0.1 million to be amortized over the remaining term of the modified options. From the years ended September 30, 2006 through 2009, the additional stock-based compensation is expensed as follows:

2006	$70,737
2007	$47,656
2008	$ 4,662
2009	$ 1,064

The Company computed a compensation expense charge determined by the difference between the fair value of the original option and the modified option on the modification date. The fair value was calculated using the Black-Scholes model with the following assumptions:

Expected stock volatility	83.19-174.66%
Risk free interest rate	4.87-5.03%
Expected life of options (years)	0.41-3.21
Expected annual dividend per share	0%

14. Earnings Per Share

Basic net income (loss) per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed in accordance with the "if converted" method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options and warrants.

The following table sets out the computations of basic and diluted net income per common share:

	Year Ended September 30,		
	2008	2007	2006
Numerator:			
Net loss from continuing operations	$(11,963,049)	$(13,055,443)	$ (8,877,795)
Loss from discontinued operations, net of income tax	—	(109,438)	(15,400,107)
Net loss	$(11,963,049)	$(13,164,881)	$(24,277,902)
Denominator:			
Weighted average common shares outstanding	18,562,350	15,876,236	13,986,413
Effect of dilutive securities:			
Stock options(1)	—	—	—
Diluted weighted average common shares outstanding	18,562,350	15,876,236	13,986,413
Basic and diluted net loss per common share:			
Continuing operations	$ (0.64)	$ (0.82)	$ (0.64)
Discontinued operations	—	(0.01)	(1.10)
Net loss	$ (0.64)	$ (0.83)	$ (1.74)

(1) Excluded from the calculation of diluted net income per common share for the years ended September 30, 2008, 2007 and 2006 were 1,748,414, 1,656,789 and 1,813,330 shares, respectively, related to stock options because their effect was anti-dilutive.

15. Segment Information

The Company's business is divided into two segments: Diagnostic & Biopharmaceutical Products and BioServices. SeraCare's Diagnostic & Biopharmaceutical Products segment includes two categories: controls and panels used for the evaluation and quality control of infectious disease tests in hospital and clinical labs and blood banks, and by IVD manufacturers; and reagents and bioprocessing products, which include the manufacture and supply of processed biological materials used in the research, development and manufacturing of human and animal diagnostics, therapeutics and vaccines. The BioServices segment includes biobanking, sample processing and testing services for research and clinical trials, and contract research services in molecular biology, virology and biochemistry. These reportable segments are strategic business lines that offer different products and services and require different marketing strategies.

The Company utilizes multiple forms of analysis and control to evaluate the performance of the segments and to evaluate investment decisions. Gross profit is deemed to be the most significant measurement of performance, and administrative expenses are not allocated or reviewed by management at the segment level. Segments are expected to manage only assets completely under their control. Accordingly, segment assets include primarily accounts receivable, inventory, and property plant and equipment and do not include assets identified as general corporate assets or assets associated with discontinued operations. Amortization of intangibles is not allocated to the segment level, and accordingly has not been included in this data. The impact of discontinued operations has also been excluded from the data disclosed here. The following segment financial statements have been prepared on the same basis as the Company's financial statements, utilizing the accounting policies described in the Summary of Significant Accounting Policies.

The Company's segment information as of or for the years ended September 30, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Revenue:			
Diagnostic & Biopharmaceutical Products	$34,982,601	$34,998,141	$37,805,224
BioServices	13,984,047	12,305,454	11,370,633
Total revenue	$48,966,648	$47,303,595	$49,175,857
Gross profit (loss):			
Diagnostic & Biopharmaceutical Products	$11,643,308	$11,554,296	$15,007,803
BioServices	3,378,948	1,820,067	1,616,521
Total gross profit (loss)	$15,022,256	$13,374,363	$16,624,324
Identifiable assets:			
Diagnostic & Biopharmaceutical Products	$35,723,683	$37,800,281	$37,938,251
BioServices	8,564,597	7,715,111	8,345,734
Total identifiable assets	$44,288,280	$45,515,392	$46,283,985
Depreciation:			
Diagnostic & Biopharmaceutical Products	$ 740,515	$ 639,651	$ 607,539
BioServices	308,959	484,932	518,377
Total depreciation	$ 1,049,474	$ 1,124,583	$ 1,125,916
Capital expenditures:			
Diagnostic & Biopharmaceutical Products	$ 3,954,212	$ 309,706	$ 613,433
BioServices	1,015,396	182,295	254,874
Total capital expenditures	$ 4,969,608	$ 492,001	$ 868,307

16. Acquisitions

Celliance Acquisition

On November 21, 2005, the Company entered into an asset purchase agreement to purchase the Milford, Massachusetts diagnostic manufacturing facilities and certain product lines of the Celliance division of Serologicals Corporation. The purpose of the purchase was to increase the Company's portfolio of products in the areas of molecular diagnostic reagents, diagnostic intermediates and substrates. The purchase price was comprised of $3.3 million in cash plus the assumption of certain commitments, which were valued at $0 as of the acquisition date. The Company incurred transaction costs of $0.3 million.

The transaction was accounted for as a purchase, and accordingly, the results of operations have been included in the statement of operations from the date of acquisition. The allocation of the fair values of assets and liabilities were based upon the Company's appraisal of such values. The excess of the purchase price over acquired assets was $2.2 million and is classified as goodwill.

A summary of the allocation of the purchase price as of September 30, 2006 is as follows.

Assets acquired	
Inventory	$ 781,945
Prepaid assets	29,080
Property and equipment, net	517,788
Deposits	23,820
Goodwill	2,236,163
Total assets acquired	$3,588,796

The entire amount of goodwill of $2.2 million is expected to be deductible for tax purposes over 15 years.

BMR Acquisition

On July 16, 2003, the Company acquired substantially all of the assets of BioMedical Resources, Inc. ("BMR"). BMR was a privately-held provider of disease state antibody products used in the development and manufacture of calibrators and controls.

The purchase price paid by the Company for BMR was $4.0 million, which consisted of $3.6 million in cash and 67,002 shares of common stock having an aggregate value of $0.4 million. In addition, as partial consideration, the Company agreed to pay to BMR, beginning in fiscal 2004 and concluding in fiscal 2006, earn-out payments pursuant to a formula based on the actual operating income of the combined companies' disease state business. During the year ended September 30, 2006, further increases to goodwill were recorded due to earnout amounts of $0.2 million.

17. Discontinued Operations

GCI Disposition

On March 29, 2007, the Company and BioServe entered into an asset purchase agreement pursuant to which BioServe agreed to purchase certain assets principally used in the business the Company acquired from GCI and assume certain limited liabilities of the business. Under the terms of the asset purchase agreement, the consideration consists of $2.0 million cash, subject to reduction for inventory adjustments, and a 7.5% royalty on BioServe's net sales related to the business for five years. The assets sold included $0.9 million of fixed assets, certain intangible assets which were fully amortized and its library of specimens which had a carrying value of zero. The Company recorded a gain on the sale of $0.8 million. As of September 30, 2008, the Company has not received any payments related to the royalties. The Company is actively pursuing collections of royalty amounts due but has not recorded a receivable due to collectibility concerns.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"* ("SFAS 144"), the results of operations and the gain on disposal of the business has been excluded from continuing operations and reported as discontinued operations for the current and prior periods. Furthermore, the assets included as part of this divestiture have been reclassified as held for sale in the Balance Sheet for prior periods. During the second quarter of 2006, the Company assessed its long-lived assets and recorded a goodwill impairment of $12.6 million related to this business. During the fourth quarter of 2006, the Company placed this business for sale in order to focus on its core business. As a result, the Company recorded an additional goodwill impairment of $0.8 million.

The significant components of the Company's results from discontinued operations, net of income taxes, for the years ended September 30, 2008, 2007 and 2006 are as follows:

	Year Ended September 30,		
	2008	2007	2006
Revenue	$ —	$ 965,938	$ 3,569,420
Goodwill impairment	$ —	$ —	$(13,384,849)
Pretax losses	$ —	$(901,099)	$(15,400,107)
Income tax benefit	$ —	$ —	$ —
Gain on disposal	$ —	$ 791,661	$ —
Income tax on disposal	$ —	$ —	$ —
Net loss from discontinued operations	$ —	$(109,438)	$(15,400,107)

18. Intangibles

September 30, 2008

	Estimated useful life (years)	Gross cost intangible asset	Accumulated amortization	Net intangible asset
Developed product technology	5	$ 150,000	$ 120,000	$ 30,000
Customer relationships	4-5	1,090,000	938,015	151,985
		$1,240,000	$1,058,015	$181,985

September 30, 2007

	Estimated useful life (years)	Gross cost intangible asset	Accumulated amortization	Net intangible asset
Developed product technology	5	$ 150,000	$ 90,000	$ 60,000
Customer relationships	4-5	1,090,000	703,511	386,489
		$1,240,000	$793,511	$446,489

Amortization expense for the years ended September 30, 2008, 2007 and 2006 was $0.3 million, $0.3 million and $0.4 million, respectively. During the year ended September 30, 2007, management initiated a rebranding strategy which reflects the new strategic and business direction and focus of the Company. As a result, the Company wrote off the BBI Diagnostics trade name which was carried at $5.2 million.

The estimated aggregate amortization expense for intangible assets owned as of September 30, 2008 is $0.2 million during fiscal 2009.

19. Employee Benefit Plans

Employees of the Company participate in the Company's 401(k) defined contribution plan (the "401(k) Plan"). Effective January 1, 2007, the company amended the 401(k) Plan to match employee contributions each pay period at a rate of 25% of eligible contributions to employees who had more than one year of service with the Company. Eligible contributions are defined as employee contributions up to a maximum of 6% of employee compensation. Total matching contributions made to the 401(k) Plan and charged to expense by the Company were $0.1 million for each of the years ended September 30, 2008 and 2007.

Prior to January 1, 2007, the Company only paid a discretionary matching contribution to the 401(k) Plan. The Company made a $0.2 million discretionary matching contribution to the 401(k) Plan that was expensed and paid by the Company during the year ended September 30, 2006 and distributed to the plan participants. This match was calculated as 20% of 401(k) elective deferrals up to 6% of employee gross compensation earned during the calendar year ended December 30, 2005.

20. Summarized Quarterly Financial Data (Unaudited)

The following table has been prepared from the financial records of the Company, without audit, and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented. The sum of the per share amounts may not equal the annual amounts because of the changes in the weighted average number of shares outstanding during the year.

	For the Three Months Ended				
	December 31	March 31	June 30	September 30(1)	Total Year
Year ended September 30, 2008:					
Revenue	$12,626,319	$12,530,143	$12,374,095	$ 11,436,091	$ 48,966,648
Gross profit	4,098,483	4,712,954	3,631,750	2,579,069	15,022,256
Operating loss	(606,710)	(212,953)	(1,053,164)	(10,300,737)	(12,173,564)
Loss from continuing operations	(667,057)	(330,651)	(555,310)	(10,410,031)	(11,963,049)
Discontinued operations	—	—	—	—	—
Net loss	(667,057)	(330,651)	(555,310)	(10,410,031)	(11,963,049)
Loss per common share:					
Basic and diluted	(0.04)	(0.02)	(0.03)	(0.56)	(0.64)
Year ended September 30, 2007:					
Revenue	$ 9,910,372	$13,989,309	$11,961,463	$ 11,442,451	$ 47,303,595
Gross profit	2,470,384	3,331,338	3,769,940	3,802,701	13,374,363
Operating loss	(2,168,144)	(3,823,355)	(497,491)	(5,673,895)	(12,162,885)
Loss from continuing operations	(2,510,254)	(4,124,893)	(669,998)	(5,750,298)	(13,055,443)
Discontinued operations	(300,197)	207,717	(16,958)	—	(109,438)
Net loss	(2,810,451)	(3,917,176)	(686,956)	(5,750,298)	(13,164,881)
Loss per common share:					
Basic and diluted	(0.20)	(0.27)	(0.04)	(0.31)	(0.83)

(1) In the fourth quarter of fiscal 2008, SeraCare wrote-off $8.0 million of goodwill. In the fourth quarter of fiscal 2007, SeraCare wrote-off $5.2 million related to the BBI Diagnostics trade name, an intangible asset.

Company Information

Headquarters
SeraCare Life Sciences
37 Birch Street
Milford, MA 01757
508-244-6400
www.seracare.com

Investor Relations
SeraCare Life Sciences invites stock-holders, analysts, investors and other interested parties to contact:

Gregory A. Gould
Chief Financial Officer
Phone: 800-676-1881
Email: IR@seracare.com

Company information is available at www.seracare.com.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Outside Legal Counsel
Ropes & Gray LLP
One International Place
Boston, MA 02110

Independent Auditors
Mayer Hoffman McCann P.C.
401 Plymouth Road
Plymouth Meeting, PA 19462

Common Stock Symbol
NASDAQ: SRLS

MANAGEMENT TEAM

Susan L.N. Vogt
President and Chief Executive Officer

Gregory A. Gould
Chief Financial Officer, Treasurer and Secretary

Kathleen W. Benjamin
Vice President, Human Resources

Ronald R. Dilling
Vice President, Manufacturing Operations

Mark M. Manak, Ph.D.
Chief Scientific Officer

David M. Olsen, J.D., LL.M
Vice President, Corporate Quality

Katheryn E. Shea
Vice President, BioServices Operations

William J. Smutny
Vice President, Sales and Marketing

Michael K. Steele
Vice President, Business Development

BOARD OF DIRECTORS

Eugene I. Davis
Chairman

Samuel D. Anderson

Sarah L. Murphy

Jill Tillman

Susan L.N. Vogt

SeraCare
LIFE SCIENCES

END